Exhibit 99.2

EXECUTION VERSION

*** Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and is the type the registrant treats as private or confidential. Such omitted information is indicated by brackets (“[Redacted]”) in this exhibit. ***

DATED November 6, 2024

ON-RACK

SALES AND PURCHASE AGREEMENT

BETWEEN

CANGO INC.

(“PURCHASER”)

and

PERSONS LISTED IN SECTION 1 OF APPENDIX A

(“SELLERS”)

THIS AGREEMENT (the “Agreement”) is made on November 6, 2024.

BETWEEN:

(1) Golden TechGen Limited, a company incorporated under the laws of British Virgin Islands (“GT”);

(2) Cango Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Purchaser”); and

(3) each of the Persons (other than GT) listed in Section 1 of Appendix A (together with GT, each a “Seller” and collectively, the “Sellers”).

Each of the parties to this Agreement is referred herein individually as a “Party” and collectively as the “Parties”.

WHEREAS:

•	(A) The Purchaser agrees to purchase and each Seller agrees to sell the Purchased Assets (as defined below) in accordance with the terms and conditions of this Agreement and the other Transaction Documents (as defined below) (the “Proposed Transaction”).

•	(B) Concurrently with the execution of this Agreement, the Purchaser has entered into an on-rack sales and purchase agreement with Bitmain Technologies Georgia Limited, a company incorporated under the laws of the State of Georgia, the United States of America (Corporation No. 21203283) (“Bitmain”) (the “Bitmain SPA”), pursuant to which the Purchaser has agreed to purchase from Bitmain, and Bitmain has agreed to sell to the Purchaser, certain cryptocurrency mining hardware and other equipment or merchandise as set forth therein in accordance with the terms and conditions of the Bitmain SPA (the “Bitmain Transaction”).

•	(C) Concurrently with the execution of this Agreement, the Purchaser and certain Affiliate of GT have entered into a business agreement (the “Business Agreement”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth in this Agreement, the Parties agree as follows:

1.	Definitions and Interpretations

1.1	The following terms, as used herein, have the following meanings:

•	“Action” means, any action, suit, litigation, arbitration, inquiry, audit, hearing, investigation or other proceeding, whether civil or criminal, administrative, judicial or investigative, formal or informal, public or private, in law or in equity, by or before or otherwise involving any Governmental Authority or any other Person.

•	“Additional Issuance Condition” means the occurrence of the first Test Period in which the market capitalization of the Purchaser of each of the Trading Days during such Test Period, calculated by multiplying the per ordinary share price of the Purchaser implied by the Daily VWAP of such Trading Day by the total number of outstanding shares of the Purchaser at the close of market on such Trading Day, is at least USD1,825,000,000 (excluding any effect of future straight equity financing from and after the date hereof). For purposes hereof, “Test Period” means any consecutive 30-Trading Day period that commences after the date of the Initial Closing and ends prior to the date falling 30 months after the date of the Initial Closing.

•	“Additional Shares per T” means 5.394747838, as appropriately adjusted for share splits, share dividends, share combinations, recapitalizations and similar events.

•	“Adjustment Shares” means the Class A Ordinary Shares that are issued to any Seller pursuant to Appendix E.

•	“ADS(s)” means the American depositary shares of the Purchaser, one (1) American depositary share representing two (2) Class A Ordinary Shares, as may be adjusted by the Purchaser from time to time.

•	“Affiliate(s)” means, (i) with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person, and (ii) with respect to any individual, his or her spouse, child, brother, sister, parent, the relatives of such spouse, trustee of any trust in which such individual or any of his immediate family members is a beneficiary or a discretionary object, or any entity or company Controlled by any of the aforesaid Persons.

•	“Applicable Law(s)” means any treaty, law, decree, order, regulation, decision, statute, ordinance, rule, directive, code or other document that has legal force under any system of law, including, without limitation, local law, law of any other state or part thereof or international law and rules of national or international stock exchange on which the securities of the applicable Person or its Affiliates are listed, and which creates or purports to create any requirement or rule that may affect, restrict, prohibit or expressly allow the terms of this Agreement or any activity contemplated or carried out under this Agreement.

•	“Business Day(s)” means a day (other than Saturday or Sunday) on which banking institutions in Hong Kong, the PRC, New York, and the Cayman Islands are open generally for normal banking business.

•	“Claim” means any and all disputes, controversies, Actions, causes of action, choices in action, petitions, appeals, demands, demand letters, claims, liens, notices of noncompliance or violation, consent orders or consent agreements of any kind.

•	“Class A Ordinary Shares” means the Class A Ordinary Shares, par value USD0.0001, of the Purchaser.

•	“Closing Date” of a Seller means the date on which the Closing of such Seller occurs.

•	“Consideration Shares per T” means 8.092121758, as appropriately adjusted for share splits, share dividends, share combinations, recapitalizations and similar events, which represents a consideration per T of USD8 and an issue price of USD1.977231742 per ADS.

•	“Control” means, with respect to any Person, the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, provided that in the case of a Person that is an entity, such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the holders of the shares or other equity interests or registered capital of such Person or power to control the composition of a majority of the board of directors or similar governing body of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

•	“CSRC” means the China Securities Regulatory Commission (or its successors).

•	“Daily VWAP” for a Trading Day means the per ADS volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “CANG (or any other ticker used by the Purchaser from time to time)” <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the Purchaser shall immediately engage a nationally recognized independent investment banking firm to determine the market value of one ADS on such Trading Day, using a volume-weighted average method).

•	“Disclosure Schedule” means the disclosure schedule dated as of the date hereof and executed and delivered by the Purchaser to GT immediately prior to the execution of this Agreement.

•	“Due Diligence Period” means the period when the Parties conduct due diligence review in connection with the Proposed Transaction, which shall start from October 1, 2024 and end on or prior to December 31, 2024, unless a later date is agreed upon by the Purchaser and GT; provided, that if the period during which the Purchaser is able to conduct due diligence on the Products of all Sellers is less than [Redacted] days by December 31, 2024, the Due Diligence Period with respect to the Purchaser shall be extended to such date that ensures that the Purchaser shall have had [Redacted] days to examine and test the Products of all Sellers (such [Redacted]-day period to start on the date on which the Purchaser is first given access to the Products of all Sellers).

•	“Encumbrances” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse Claim, reversion, reverter, preferential arrangement, preemptive right, option, right of first refusal, conditional sale, community property interest, equitable interest, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

•	“ESOP Awards” means any equity-based compensation awards (including any option, warrant, convertible or exchangeable security or other right (contingent or otherwise)) that may be granted or awarded by the Purchaser from time to time pursuant to any equity incentive plans that may be duly adopted by the Purchaser from time to time, under which the number of Class A Ordinary Shares which may be issued shall be no more than [Redacted]

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

•	“Force Majeure Event(s)” means in respect of any Party, any event or occurrence whatsoever beyond the reasonable control of that Party, non-foreseeable, or even if foreseen, was unavoidable and occurs after the date of this Agreement in or affecting such Party, which include, without limitation, war (declared or undeclared), terrorist activities, acts of sabotage, blockade, fire, lightning, acts of God, national strikes, riots, insurrections, civil commotions, quarantine restrictions, epidemics, earthquakes, landslides, avalanches, floods, hurricanes, explosions, acts of government, and other instances which are accepted as a force majeure event in general international commercial practice. For the avoidance of doubt, any prohibition or restriction in relation to the production and/or sale, exportation, importation, operation and maintenance of cryptocurrency mining hardware, as well as the conduct of cryptocurrency mining activities and trading of cryptocurrency declared by any Governmental Authority (other than the local Governmental Authority with competent authority over GT) shall not constitute a Force Majeure Event.

•	“Governmental Authority” means any government of any nation, federation, province, state or locality or any other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of any country, or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization or national or international stock exchange on which the securities of the applicable Person or its Affiliates are listed.

•	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

•	“Initial Closing” means the Closing that is the first to occur in time.

•	“Investor Rights Agreement” means the investor rights agreement of the Purchaser to be entered into in connection with the Proposed Transaction by the Purchaser, GT and certain other parties thereto, in form and substance substantially attached hereto as Appendix B.

•	“NYSE” means the New York Stock Exchange.

•	“Person” means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity (whether or not having separate legal personality).

•	“PRC” means the People’s Republic of China, excluding, for purposes of this Agreement, Hong Kong, Macau and Taiwan.

•	“Products” of a Seller means the cryptocurrency mining hardware and other equipment or merchandise that such Seller will sell to the Purchaser in accordance with this Agreement and the other Transaction Documents, details of which shall be delivered to the Purchaser by such Seller within ten (10) days after the date hereof.

•	“Representatives” means with respect to any Person, its Affiliates, and such Person’s and its Affiliates’ directors, officers, employees, agents, consultants, investment bankers, accountants, attorneys or financial advisors, and other representatives.

•	“SEC” means the Securities and Exchange Commission of the United States of America.

•	“Securities Act” means the Securities Act of 1933, as amended.

•	“Service Framework Agreement” means a service framework agreement with respect to the hosting, operation and maintenance of the Products by and between the Purchaser (or its designee) and an Affiliate of Bitmain, in form and substance substantially attached hereto as Appendix D.

•	“T” means terahashes per second, unit of bitcoin mining computing power.

•	“Total Hashrate” of the Products of a Seller means the total hashrate of the Products of a Seller, expressed as a certain amount of T, details of which shall be delivered to the Purchaser by such Seller within ten (10) days after the date hereof, it being agreed that (i) each Seller shall ensure that the Total Hashrate of the Products of such Seller (when aggregated with the Total Hashrate of the Products of other Sellers who are Affiliates of such Seller) shall not exceed 10 million T, and (ii) the Sellers shall, on a joint and several basis, ensure that the total hashrate of the Products of all Sellers shall be 18 million T.

•	“Total Purchase Price” of a Seller means the product of USD8 per T, multiplied by the Total Hashrate of the Products of such Seller.

•	“Trading Day” means any day which is a trading day on the NYSE or another stock exchange on which the ADS is listed for trading, other than a day on which trading is scheduled to close prior to its regular weekday closing time.

•	“Transaction Documents” means this Agreement, the Investor Rights Agreement, the Warrants, the Service Framework Agreement, the Business Agreement and any other agreement, document, certificate or writing delivered in connection with this Agreement.

•	“U.S. GAAP” means the U.S. generally accepted accounting principles.

•	“USD” means the lawful currency of the United States of America.

1.2	In this Agreement, unless otherwise specified:

(a)	Any singular term in this Agreement shall be deemed to include the plural and vice versa where the context so requires.

(b)	The headings in this Agreement are inserted for convenience only and shall not be taken into consideration in the interpretation or construction of this Agreement.

(c)	References to Clause(s) and Appendix(es) are references to Clause(s) and Appendix(es) of this Agreement.

(d)	The Appendixes form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement.

(e)	Unless specifically stated otherwise, all references to days shall mean calendar days.

(f)	Any reference to a code, law, statute, statutory provision, statutory instrument, order, regulation or other instrument of similar effect shall include any re-enactment or amendment thereof for the time being in force.

(g)	The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(h)	Words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(i)	When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.

(j)	Any reference to a date or time shall be to such date and time in the time zone of China Standard Time.

(k)	References to “writing,” “written” and comparable expressions include any mode of reproducing words in a legible and non-transitory form including emails and faxes.

(l)	If any payment hereunder would have been, but for this Clause 1.2(l), due and payable on a date that is not a Business Day, then such payment shall instead be due and payable on the first Business Day after such date.

2.	Sales and Purchase; Closing

2.1	Subject to the terms and conditions set forth herein, at the Closing of each Seller, the Purchaser agrees to purchase from such Seller, and such Seller agrees to assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered to the Purchaser, all of such Seller’s (and its Affiliates’) right, title and interest in, to and under (i) the Products of such Seller and (ii) the Relevant Assets of the Products of such Seller ((i) and (ii) collectively, the “Purchased Assets” of such Seller), free and clear of all Encumbrances.

2.2	The closing of the sale and purchase of the Purchased Assets of a Seller (the “Closing” of a Seller) shall take place by exchange of signatures, documents and other deliveries as soon as reasonably practicable and in any event within ten (10) Business Days following the satisfaction (or, to the extent permitted by Applicable Law, the waiver by the Parties entitled to the benefit thereof) of the relevant conditions set forth in Clause 5 (other than those conditions which by their terms are to be satisfied on the Closing Date of such Seller, but subject to the satisfaction or waiver of such conditions), or at such other place, time and date as may be mutually agreed by the Purchaser and such Seller.

2.3	At the Closing of a Seller, in addition to the actions and deliverables as set forth in Clauses 3 and 4:

(a)	subject to such Seller’s fulfillment of its obligations under Clauses 4.1(a) and 4.1(c), the Purchaser shall deliver or cause to be delivered to such Seller:

(i)	the Consideration Shares of such Seller in the name of such Seller, as evidenced by a copy of relevant extracts of the register of members of the Purchaser reflecting such Seller as the legal owner of the Consideration Shares;

(ii)	a copy of the Investor Rights Agreement, dated as of the Closing Date of such Seller, duly executed by the Purchaser and/or each of its Affiliates that is a party thereto;

(iii)	a copy of the Warrant with respect to such Seller, dated as of the Closing Date of such Seller, duly executed by the Purchaser; and

(iv)	if it is the Initial Closing, a copy of the Service Framework Agreement, dated as of the Initial Closing, duly executed by the Purchaser, if not already executed and delivered by the parties thereof; and

(b)	such Seller shall deliver or cause to be delivered to the Purchaser:

(i)	a copy of the Investors Rights Agreement (or joinder thereof), dated as of the Closing Date of such Seller, duly executed by such Seller (if applicable);

(ii)	a copy of the Warrant with respect to such Seller, dated as of the Closing Date of such Seller, duly executed by such Seller; and

(iii)	if it is the Initial Closing, a copy of the Service Framework Agreement, dated as of the Initial Closing, duly executed by all parties thereof (other than the Purchaser), if not already executed and delivered by the parties thereof.

2.4	Notwithstanding anything to the contrary herein, (i) with respect to a Seller, before the Closing of such Seller, such Seller shall be entitled to receive and own any and all rights and interests in any output of the Products of such Seller (including without limitation any cryptocurrency mined by the Products of such Seller), and (ii) from and after the Closing of a Seller, the Purchaser shall be entitled to receive and own any and all rights and interests in any output of the Products of such Seller (including without limitation any cryptocurrency mined by the Products of such Seller). Without prejudice to the Parties’ other rights and obligations hereunder, the costs and expenses arising from the ownership, operation and maintenance of the Products of a Seller shall be borne, with respect to the period of time prior to the Closing of such Seller, by such Seller, and with respect to the period of time from and after the Closing of such Seller, by the Purchaser.

2.5	From and after the Closing of a Seller, the Purchaser shall bear all of the electricity charges and electricity charge deposit in connection with hosting, maintenance and operation of the Products of such Seller. For the avoidance of doubt, to the extent that any electricity charge deposit in connection with hosting, maintenance and operation of any Products has been paid by any Seller (the “Paid Deposit”), upon or after the Closing, upon such Seller’s request and delivery of the invoice and contracts or documents evidencing calculations of such Paid Deposit to the Purchaser, the Purchaser shall promptly reimburse such Seller the Paid Deposit.

3.	Consideration

3.1	The aggregate consideration for the Purchased Assets of a Seller in connection with the Proposed Transaction shall be the Consideration Shares of such Seller, to be issued to such Seller by the Purchaser as set forth in this Clause 3. For purposes hereof, “Consideration Shares” of a Seller shall mean a number of Class A Ordinary Shares equal to the product of Consideration Shares per T multiplied by the Total Hashrate of such Seller (rounded down to the next whole share).

3.2	Upon the terms and subject to the conditions herein, at the Closing of a Seller, subject to such Seller’s fulfillment of its obligations under Clause 4, the Purchaser shall issue to such Seller, and such Seller shall subscribe for from the Purchaser, in a private placement transaction and in consideration of the Purchased Assets, such Seller’s Consideration Shares, free and clear of all Encumbrances (other than (i) Encumbrances pursuant to the constitutional documents of the Purchaser or Applicable Laws and (ii) Encumbrances created by such Seller or its Affiliates).

3.3	At the Closing of a Seller, the Purchaser shall issue a warrant to such Seller, in form and substance attached hereto as Appendix C (each, a “Warrant” and collectively, the “Warrants”), pursuant to which within three (3) months after the satisfaction of the Additional Issuance Condition, such Seller shall have the right to subscribe from the Purchaser, and the Purchaser shall issue to such Seller, a number of Class A Ordinary Shares equal to the product of Additional Shares per T multiplied by the Total Hashrate of such Seller (the “Additional Shares” of such Seller) (rounded down to the next whole share), for an aggregate exercise price equal to the aggregate par value of the Additional Shares of such Seller. Upon any Seller’s exercise of its right to subscribe for Additional Shares of such Seller pursuant to the Warrant, against payment of the subscription price therefor (being the aggregate par value of the subscribed shares), the Purchaser shall promptly issue to such Seller all of the Additional Shares of such Seller, free and clear of all Encumbrances (other than (i) Encumbrances pursuant to the constitutional documents of the Purchaser or Applicable Laws and (ii) Encumbrances created by such Seller or its Affiliates), as evidenced by a copy of the relevant extracts of the register of members of the Purchaser reflecting such Seller as the legal owner of the Additional Shares of such Seller.

3.4	Promptly after the Initial Closing, the Purchaser shall make necessary filings and registrations with the CSRC with respect to the issuance of the Consideration Shares and the issuance of the Warrants (including issuance of the Additional Shares as contemplated under the Warrants), in each case with respect to all Sellers, in accordance with Applicable Laws, and the Sellers shall provide all necessary cooperation and assistance with respect thereto.

3.5	The Parties understand and agree that the consideration for the Purchased Assets of each Seller is exclusive of any applicable bank transaction fee, logistics costs and any relevant insurance, hosting, operation, maintenance or other applicable costs and expenses of the Purchaser to purchase or use the Purchased Assets and any and all applicable taxes (any value-added tax, any sales, use or excise tax, any goods and service tax and any other similar taxes) and governmental charges.

3.6	The Purchaser acknowledges and agrees to assume responsibility for any sales tax obligations imposed by any Governmental Authority in connection with the Proposed Transaction. With respect to any sales and use tax (the “SUT”) in connection with sale of the Purchased Assets of each Seller, at the Closing of a Seller, (i) such Seller shall deliver to the Purchaser a calculation of the SUT in connection with sale of the Purchased Assets of such Seller, and (ii) the Purchaser shall pay the full amount of the SUT indicated in such calculation to a bank account designated by such Seller. Each Seller shall promptly after the Closing of such Seller and after the Purchaser has paid the full amount of the SUT to it, make the relevant tax filing for, and make the payment of, the SUT in connection with sale of the Purchased Assets of such Seller in compliance with Applicable Laws and provide the Purchaser with written evidence therefor. At the request of the Purchaser, such Seller shall promptly provide to the Purchaser payment slips for the relevant tax filings (including for the SUT).

3.7	The Purchaser and each Seller agree to cooperate in good faith to ensure full compliance with all tax obligations and to maintain accurate records of sales tax transactions. By agreeing to this clause, the Parties acknowledge their understanding of, and agreement to, their respective responsibilities for sales and use tax compliance within the United States of America in connection with the Proposed Transaction.

3.8	Each Party shall indemnify and hold the other Parties harmless from and against any and all Claim and liability of tax filing, payment, late payment interest, fines, and penalties in relation to sales and use tax, property tax, value-added taxes and any other governmental charges, taxes and duties connected with the sale and use of the Purchased Assets to the extent arising out of such Party’s breach of this Agreement or applicable tax laws.

3.9	The Parties agree that the number of Consideration Shares and Additional Shares has been calculated based on the current estimated net asset value of the Purchaser, and if the net asset value of the Purchaser’s existing business in China as of December 31, 2026 as determined by an accounting firm engaged by GT is lower than such estimated net asset value of the Purchaser by more than RMB50 million, the Purchaser will issue additional Class A Ordinary Shares to the Sellers based on such difference, as described in more details in Appendix E. Therefore, after the Closing of a Seller, the Purchaser shall, if and when required by Appendix E, issue to such a number of Adjustment Shares, free and clear of all Encumbrances (other than (i) Encumbrances pursuant to the constitutional documents of the Purchaser or Applicable Laws and (ii) Encumbrances created by such Seller or its Affiliates), to such Seller in accordance with Appendix E for an aggregate issue price equal to the aggregate par value of the Adjustment Shares of such Seller, as evidenced by a copy of the relevant extracts of the register of members of the Purchaser reflecting such Seller as the legal owner of the Adjustment Shares of such Seller.

3.10	Promptly after the issuance of any Adjustment Shares, the Purchaser shall make necessary filings and registrations with the CSRC with respect to the issuance of the Adjustment Shares with respect to all Sellers, in accordance with Applicable Laws, and the Sellers shall provide all necessary cooperation and assistance with respect thereto.

4.	Delivery of the Purchased Assets

4.1	The Parties agree that the delivery of the Products of a Seller shall be completed as follows:

(a)	Once the Products of such Seller are ready to be delivered, such Seller shall promptly notify the Purchaser and the Purchaser shall be entitled to inspect the Products of such Seller in respect of the ownership of the Products and the effective computational capacity of the Products. The Sellers shall provide all necessary cooperation and assistance with respect to such inspection, including providing all documents and technical support as may be reasonably requested by the Purchaser.

(b)	At least three (3) Business Days prior to the Closing Date of such Seller, the Purchaser shall inform such Seller in writing of the information required for configuration of the Products of such Seller (the “Confirmation”).

(c)	At the Closing of such Seller, such Seller shall configure the Products with the information provided by the Purchaser in the Confirmation. The title to the Products of such Seller shall pass to the Purchaser upon the completion of the configuration of the Products of such Seller. The Purchaser shall be entitled to inspect the configuration of the Products from time to time to confirm accuracy of the information.

(d)	Notwithstanding anything to the contrary stipulated in any Applicable Laws, the risk of loss or damage to the Products of a Seller shall pass to the Purchaser when such Seller has fulfilled its obligations under Clauses 4.1(a) and 4.1(c).

4.2	With respect to any Seller, if both such Seller and the Purchaser are willing and able to proceed to the Closing of such Seller, but the title to the Products of such Seller cannot be delivered to the Purchaser in a timely fashion pursuant to Clause 4.1, such Seller and the Purchaser shall discuss in good faith to agree on alternative arrangements (such as leasing of cloud computational capacity) to realize the economic substance of the transactions contemplated by this Agreement.

4.3	With respect to the Relevant Assets, at the Closing of a Seller, such Seller shall take all necessary actions (including execution of necessary documents, providing relevant notices or making relevant filings) to assign, transfer, convey and deliver, or cause to be assigned, transferred, conveyed and delivered to the Purchaser, the Relevant Assets.

5.	Closing Conditions

5.1	The obligations of the Parties to proceed to consummate the sale and purchase of the Purchased Assets of any Seller are subject to the satisfaction or waiver (to the extent such waiver is permitted by Applicable Laws) of the following conditions as of the Closing of such Seller:

(a)	no Applicable Laws shall have been enacted, issued, enforced, adopted or promulgated by any Governmental Authority that restrain, enjoin, prevent, prohibit or otherwise make illegal the consummation of the Proposed Transaction;

(b)	no Action shall have been initiated or threatened in writing by any Governmental Authority after the date hereof that seeks to make the Proposed Transaction illegal or otherwise restrain, enjoin, prevent or prohibit the consummation of the Proposed Transaction;

(c)	all notifications required pursuant to the HSR Act shall have been made and the waiting period applicable to the Proposed Transaction and the Bitmain Transaction shall have expired or been earlier terminated;

(d)	the NYSE shall have approved the supplemental listing application with respect to the Consideration Shares (“Supplemental Approval”); and

(e)	if such Seller is not GT, GT shall have consummated its Closing or will consummate its Closing simultaneously with the Closing of such Seller.

5.2	The Purchaser’s obligations to proceed to consummate the sale and purchase of the Purchased Assets of any Seller are subject to the satisfaction or waiver (to the extent such waiver is permitted by Applicable Laws) by the Purchaser of the following condition as of the Closing of such Seller:

(a)	during the Due Diligence Period, there shall not have been any consecutive [Redacted]-day period during which the average total combined effective computational capacity of the Products of all Sellers (including any cryptocurrency mining hardware or other equipment or merchandise replaced or added by the Sellers to the scope of the Products on or prior to the Closing), as reasonably and fairly examined, tested and confirmed by the Purchaser, is below [Redacted] Exahashes per second; and

(b)	the Products of such Seller, together with the Products of the Sellers that consummated their respective Closings prior to such date or will consummate their respective Closings simultaneously with the Closing of such Seller, shall have a total combined computational capacity of no less than [Redacted] Exahashes per second.

6.	Representations, Warranties and Covenants

6.1	Except as disclosed in the Disclosure Schedule and, save for the representations and warranties set forth in Clause 6.1(g), in any reports, statements, schedules, prospectuses, proxy statements, registration statements and other documents filed or furnished by the Purchaser with the SEC prior to the date of this Agreement (excluding disclosures contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof, any other forward-looking statements or any other disclosures of risks or uncertainties that are non-specific, of general application, predictive, cautionary or forward-looking in nature set forth therein prior to the date hereof, in each case, other than any specific factual information contained therein), the Purchaser makes the following representations and warranties to each Seller as of the date hereof and as of the Closing Date of such Seller:

(a)	It is duly incorporated or organized, validly existing and in good standing (or equivalent status) under the laws of the jurisdiction of its incorporation or organization. It has the full power and authority to own its assets and carry on its businesses.

(b)	The obligations expressed to be assumed by it under this Agreement are legal, valid, binding and enforceable obligations, and the obligations expressed to be assumed by it under the other Transaction Documents (if and when executed) will be legal, valid, binding and enforceable obligations.

(c)	It has the power to enter into, perform and deliver, and has taken or will take prior to the Closing of such Seller all necessary action to authorize its entry into, performance and delivery of, this Agreement and the other Transaction Documents and the transactions contemplated by this Agreement and the other Transaction Documents.

(d)	The entry into and performance by it of, and the transactions contemplated by, this Agreement and the other Transaction Documents, do not and will not conflict with any Applicable Laws, its constitutional documents, or any agreement or instrument binding upon it or any of its assets.

(e)	All authorizations required or desirable, to enable it lawfully to enter into, exercise its rights under and comply with its obligations under this Agreement and the other Transaction Documents; to ensure that those obligations are legal, valid, binding and enforceable; and to make this Agreement and the other Transaction Documents admissible in evidence in its jurisdiction of incorporation, have been, or will have been by the time, obtained or effected at the Closing of such Seller and are, or will be at the Closing of such Seller, in full force and effect.

(f)	It is not the target of economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom (“Sanctions”), including by being listed on the Specially Designated Nationals and Blocked Persons (“SDN”) List maintained by OFAC or any other Sanctions list maintained by one of the foregoing Governmental Authorities, directly or indirectly owned or controlled by one or more SDNs or other Persons included on any other Sanctions list, or located, organized or resident in a country or territory that is the target of Sanctions; and the purchase of the Products will not violate any Sanctions or import and export control related laws and regulations applicable to it.

(g)	The Consideration Shares and the Warrant (no later than the Closing Date of such Seller) and the Additional Shares and Adjustment Shares (no later than their issuance) of such Seller will have been duly authorized and, when issued and delivered to such Seller in accordance with the terms of this Agreement and the memorandum and articles of association of the Purchaser (as amended from time to time), the Consideration Shares, the Warrant, the Additional Shares and the Adjustment Shares of such Seller will be validly issued, fully paid and non-assessable, free and clear of all Encumbrances (other than (i) Encumbrances pursuant to the constitutional documents of the Purchaser or Applicable Laws and (ii) Encumbrances created by such Seller or its Affiliates) and will not have been issued in violation of, or subject to any preemptive or similar rights created under, the Purchaser’s memorandum and articles of association (as amended from time to time) or under the Companies Act (as revised) of the Cayman Islands. As of the date hereof, the authorized share capital of the Purchaser is as follows: USD50,000 divided into 500,000,000 shares of a par value of USD0.0001 each, comprising (a) 420,674,280 Class A Ordinary Shares, 133,733,013 of which are issued and outstanding as of November 6, 2024, and (b) 79,325,720 Class B ordinary shares, 72,978,677 of which are issued and outstanding as of November 6, 2024. As of the date hereof, except for the ESOP Awards, (A) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Purchaser or its subsidiaries is authorized or outstanding, and (B) there is no commitment by the Purchaser or its subsidiaries to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of their respective equity securities any evidence of indebtedness, to repurchase or redeem any securities of the Purchaser or its subsidiaries or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security (other than pursuant to the share repurchase programs of the Purchaser as disclosed in the Purchaser SEC Reports). As of the date hereof, there are no declared or accrued unpaid dividends with respect to any equity securities of the Purchaser or its subsidiaries (other than from a subsidiary of the Purchaser to the Purchaser or its other subsidiaries).

(h)	The Purchaser has timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed or furnished all forms, reports, schedules, statements and other documents together with any amendments, restatements or supplements thereto required to be filed or furnished by the Purchaser with the SEC under the Exchange Act or the Securities Act since January 1, 2023 to the date of this Agreement (all of the foregoing filed prior to the date of this Agreement, the “Purchaser SEC Reports”), and will have timely filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date of such Seller (the “Additional Purchaser SEC Reports”). As of their respective filing dates and except to the extent corrected by a subsequent the Purchaser SEC Report, (i) the Purchaser SEC Reports did not, and the Additional Purchaser SEC Reports will not, contain, when filed or furnished, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in any material respect, and (ii) Purchaser SEC Reports complied, and the Additional Purchaser SEC Reports will comply, in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations thereunder. All certifications and statements required by the Securities Act, the Exchange Act or the Sarbanes-Oxley Act (as the case may be) with respect to the Purchaser SEC Reports and the Additional Purchaser SEC Reports are each true and correct in all material respects.

(i)	Except as set forth in the Purchaser SEC Reports filed or furnished prior to the date of this Agreement, since December 31, 2023 through the date of this Agreement, (i) there has not been any material adverse effect to the business and operations of the Purchaser and its subsidiaries; (ii) except as otherwise disclosed in the Purchaser SEC Reports, there has not been any action taken or agreed upon by the Purchaser and its subsidiaries that would be prohibited by Clause 6.5 if such action were taken on or after the date hereof; and (iii) each of the Purchaser and its subsidiaries has conducted its business in the ordinary course of business consistent with past practices in all material respects.

(j)	The financial statements and notes of the Purchaser contained or incorporated by reference in the Purchaser SEC Reports (such financial statements contained in the Purchaser SEC Reports filed or furnished with the SEC as of the date hereof, the “Purchaser Financial Statements”) fairly present, and the financial statements and notes of the Purchaser to be contained in or to be incorporated by reference in the Additional Purchaser SEC Reports will fairly present, in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of the Purchaser as of the respective dates of, and for the periods referred to in, such financial statements, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the Purchaser and its subsidiaries, taken as a whole) and the absence of footnotes, and were prepared and will be prepared in accordance with: (i) U.S. GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the Purchaser and its subsidiaries, taken as a whole) and the absence of footnotes. The Purchaser has no off-balance sheet arrangements that are not disclosed in the Purchaser SEC Reports.

(k)	The auditor of the Purchaser has issued an unqualified opinion on the financial statements of the Purchaser for the last fiscal year before the date of this Agreement and has not raised any material weakness on any quarterly review or AUP of the Purchaser in 2024.

(l)	The financial information in respect of the net asset value of the Purchaser and its subsidiaries provided by the Purchaser to GT in writing on the date hereof are true and accurate to the Purchaser’s knowledge.

(m)	As of the date hereof, there is no Action or proceeding pending or threatened in writing against the Purchaser by NYSE or the SEC with respect to any Class A Ordinary Shares or to terminate the listing of the Purchaser on the NYSE. None of the Purchaser or any of its Affiliates has taken any action in an attempt to terminate the registration of the Class A Ordinary Shares under the Exchange Act.

(n)	As of the date hereof, there are no Actions pending or, to the Purchaser’s knowledge, threatened against or by the Purchaser that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

(o)	The Purchaser acknowledges and agrees that neither any Seller nor any other Person has made any representation or warranty as to any Seller, the Purchased Assets or this Agreement, except as expressly set forth in this Agreement and the other Transaction Documents.

(p)	It acknowledges and agrees that, in entering into this Agreement, the Sellers have relied on the representations and warranties set forth in this Clause 6.1 and Clause 13.

6.2	Each Seller makes the following representations and warranties to the Purchaser as of the date hereof and as of the Closing Date of such Seller:

(a)	It is duly incorporated or organized, validly existing and in good standing (or equivalent status) under the laws of the jurisdiction of its incorporation or organization. It has the full power and authority to own its assets and carry on its businesses.

(b)	The obligations expressed to be assumed by it under this Agreement are legal, valid, binding and enforceable obligations, and the obligations expressed to be assumed by it under the other Transaction Documents (if and when executed) will be legal, valid, binding and enforceable obligations.

(c)	It has the power to enter into, perform and deliver, and has taken or will take prior to the Closing of such Seller all necessary action to authorize its entry into, performance and delivery of, this Agreement and the other Transaction Documents and the transactions contemplated by this Agreement and the other Transaction Documents.

(d)	The entry into and performance by it of, and the transactions contemplated by, this Agreement and the other Transaction Documents, do not and will not conflict with any Applicable Laws, its constitutional documents, or any agreement or instrument binding upon it or any of its assets.

(e)	All authorizations required or desirable, to enable it lawfully to enter into, exercise its rights under and comply with its obligations under this Agreement and the other Transaction Documents; to ensure that those obligations are legal, valid, binding and enforceable; and to make this Agreement and the other Transaction Documents admissible in evidence in its jurisdiction of incorporation, have been, or will have been by the time, obtained or effected at the Closing of such Seller and are, or will be at the Closing of such Seller, in full force and effect.

(f)	Such Seller has, or will have as of the Closing Date of such Seller, good, valid and marketable title to all of the Purchased Assets, free and clear of Encumbrances. The Purchased Assets are in good condition and are adequate for the uses to which they are being put, and none of such Purchased Assets are in need of maintenance or repairs except for ordinary, routine maintenance. The total computational capacity of the Products of such Seller shall be no less than the Total Hashrate of the Products of such Seller.

(g)	It is not the target of the Sanctions, including by being listed on the SDN List maintained by OFAC or any other Sanctions list maintained by one of the foregoing Governmental Authorities, directly or indirectly owned or controlled by one or more SDNs or other Persons included on any other Sanctions list, or located, organized or resident in a country or territory that is the target of Sanctions; and the purchase of the Products will not violate any Sanctions or import and export control related laws and regulations applicable to it. Each Seller represents and warrants that the Products of such Seller have been reviewed for compliance with export control laws and regulations of all relevant countries, including but not limited to the Export Administration Regulations (“EAR”) of the United States, and have been classified or otherwise designated under the EAR as “EAR99”.

(h)	Such Seller is not a “U.S. person” within the meaning of Regulation S under the Securities Act.

(i)	Such Seller has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Consideration Shares, the Warrant, the Additional Shares and the Adjustment Shares. Such Seller is capable of bearing the economic risks of such investment, including a complete loss of its investment. In making its decision to acquire the Consideration Shares, the Warrant, the Additional Shares and the Adjustment Shares, such Seller has (i) conducted its own investigation of the Purchaser, the Consideration Shares, the Warrant, the Additional Shares and the Adjustment Shares, (ii) had access to, and an adequate opportunity to review, financial and other information as it deems necessary to make its decision to acquire the Consideration Shares, the Warrant, the Additional Shares and the Adjustment Shares, (iii) been offered the opportunity to ask questions of the Purchaser and received answers thereto, including on the financial information, as it deemed necessary in connection with its decision to acquire the Consideration Shares, the Warrant, the Additional Shares and the Adjustment Shares; and (iv) made its own assessment and satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Consideration Shares, the Warrant, the Additional Shares and the Adjustment Shares.

(j)	Such Seller is acquiring the Consideration Shares, the Warrant, the Additional Shares and the Adjustment Shares for its own account and not on behalf of any U.S. person and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act. Such Seller does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Consideration Shares, the Warrant, the Additional Shares and the Adjustment Shares. Such Seller is not a broker-dealer registered with the SEC under the Exchange Act or an entity engaged in a business that would require it to be so registered as a broker-dealer.

(k)	Such Seller did not contact the Purchaser as a result of any general solicitation or directed selling efforts (within the meaning of Regulation S promulgated under the Securities Act). Such Seller further acknowledges that there have not been, and such Seller hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to such Seller by the Purchaser or any of its Affiliates, officers, directors, employees, partners, agents or Representatives or any other Persons, expressly or by implication, other than those representations, warranties, covenants and agreements of the Purchaser set forth in this Agreement. Such Seller acknowledges that certain information provided to it was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

(l)	Such Seller understands that the Consideration Shares, the Warrant, the Additional Shares and the Adjustment Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Purchaser is relying in part upon the truth and accuracy of, and such Seller’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Seller set forth herein in order to determine the availability of such exemptions and the eligibility of such Seller to acquire the Consideration Shares, the Warrant, the Additional Shares and the Adjustment Shares. Such Seller acknowledges that the Consideration Shares, the Warrant, the Additional Shares and the Adjustment Shares are “restricted securities” that have not been, and will have not been, registered under the Securities Act or any other Applicable Laws. Such Seller further acknowledges that, absent an effective registration under the Securities Act, the Consideration Shares, the Warrant, the Additional Shares and the Adjustment Shares may only be offered, sold or otherwise transferred pursuant to an exemption from registration under the Securities Act. Such Seller acknowledges that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Consideration Shares, the Warrant, the Additional Shares or the Adjustment Shares. Such Seller acknowledges and agrees that, at the time of issuance, the certificate or book entry position representing the Consideration Shares, the Warrant, the Additional Shares or the Adjustment Shares will bear or reflect, as applicable, a legend substantially similar to the following:

“THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THE HOLDER OF THIS SECURITY AGREES THAT THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY IN COMPLIANCE WITH THAT INVESTOR RIGHTS AGREEMENT BETWEEN THE HOLDER OF THIS WARRANT AND THE COMPANY, DATED ON OR ABOUT THE DATE HEREOF AND (I) MADE PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IN ACCORDANCE WITH EACH APPLICABLE FOREIGN OR STATE ACT OR (II) EXEMPT FROM, OR NOT SUBJECT TO, THE SECURITIES ACT (INCLUDING PURSUANT TO REGULATION S THEREUNDER) AND EACH APPLICABLE FOREIGN OR STATE ACT. IF THE PROPOSED SALE, ASSIGNMENT OR OTHER TRANSFER WILL BE MADE PURSUANT TO CLAUSE (II) ABOVE, THE HOLDER MUST, PRIOR TO SUCH SALE, ASSIGNMENT OR OTHER TRANSFER, FURNISH TO THE ISSUER SUCH CERTIFICATIONS, LEGAL OPINIONS AND OTHER INFORMATION AS THE ISSUER MAY REASONABLY REQUIRE TO DETERMINE THAT SUCH SALE, ASSIGNMENT OR OTHER TRANSFER IS BEING MADE IN ACCORDANCE WITH SUCH CLAUSE.”

(m)	Such Seller acknowledges and agrees that neither the Purchaser nor any other Person has made any representation or warranty as to the Purchaser, the Consideration Shares, the Warrant, the Additional Shares or the Adjustment Shares, except as expressly set forth in this Agreement and the other Transaction Documents.

(n)	As of the date hereof, there are no Actions pending or, to such Seller’s knowledge, threatened against or by such Seller that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

(o)	It acknowledges and agrees that, in entering into this Agreement, the Purchaser has relied on the representations and warranties set forth in this Clause 6.2 and Clause 13.

6.3	From and after the date hereof and until the Closing of a Seller, if the Purchaser becomes aware of any fact or circumstance that results in any of the representation and warranties set forth in Clause 6.1 being untrue as of the date of this Agreement or the Closing Date of such Seller or the failure of any closing condition to be satisfied, the Purchaser shall notify such Seller in writing within five (5) Business Days, setting out such details as are available.

6.4	From and after the date hereof and until the Closing of a Seller, if such Seller becomes aware of any fact or circumstance that results any of the representation and warranties set forth in Clause 6.2 being untrue as of the date of this Agreement or the Closing Date of such Seller or the failure of any closing condition to be satisfied, such Seller shall notify the Purchaser in writing within five (5) Business Days, setting out such details as are available.

6.5	The Purchaser shall procure that, between the date of this Agreement and the Closing that is the last to occur in time, the Purchaser shall (i) use commercially reasonable efforts to carry on the business of the Purchaser and its subsidiaries, taken as a whole, in the ordinary and usual course consistent with past practice, (ii) without prior written consent GT, not declare or pay any dividend or other distribution to its shareholders, and (iii) except for any ESOP Awards and any shares which may be issued pursuant to the ESOP Awards, not issue any warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Purchaser or its subsidiaries.

6.6	As promptly as practicable following the Initial Closing, the Purchaser shall, in accordance with this Clause 6.6, prepare and furnish with the SEC a proxy statement of the Purchaser (as such filing is amended or supplemented, the “Proxy Statement”), for the purpose of soliciting proxies from shareholders of the Purchaser to vote at the Special Meeting in favor of: (i) amending the memorandum and articles of association of the Purchaser to increase the number of total authorized shares of the Purchaser so that it shall have sufficient authorized shares to complete the issuance of the Additional Shares and the Adjustment Shares in accordance with the terms hereof; and (ii) any other proposals deemed by the Purchaser as necessary or desirable to consummate the transactions contemplated under this Agreement (collectively, the “Purchaser Shareholder Matters”). Without the prior written consent of GT, the Purchaser Shareholder Matters shall be the only matters (other than procedural matters) which the Purchaser shall propose to be acted on by the Purchaser’s shareholders at the Special Meeting. The Proxy Statement will comply as to form and substance with the Applicable Laws. Within ten (10) Business Days after the Initial Closing, the Purchaser shall furnish the Proxy Statement with the SEC and cause the Proxy Statement to be mailed to its shareholders of record, as of the record date to be established by the board of directors of the Purchaser pursuant to Clause 6.7, as promptly as practicable following the filing of the Proxy Statement (such date, the “Proxy Filing Date”).

6.7	The Purchaser shall, as promptly as practicable following the Proxy Filing Date, establish a record date for, duly call and give notice of an extraordinary general meeting of the Purchaser’s shareholders (the “Special Meeting”). The Purchaser shall convene and hold the Special Meeting for the purpose of obtaining the approval of the Purchaser Shareholder Matters, which meeting shall be held not more than twenty (20) Business Days after the date on which the Purchaser mails the Proxy Statement to its shareholders. The Purchaser shall use reasonable best efforts to obtain the approval of the Purchaser Shareholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with Applicable Laws for the purpose of seeking the approval of the Purchaser Shareholder Matters.

7.	Warranty

7.1	From the Closing Date of a Seller and ending on the [Redacted] day after the Closing of such Seller, the Purchaser shall be entitled to request such Seller to, and upon such request such Seller shall, assist the Purchaser in finding a service provider to repair or replace the defective part/component of the Products or the defective Product.

8.	Indemnification

8.1	Each Party shall, from and after the Initial Closing, indemnify and save each other Party and/or its Affiliates, each such Person’s respective officers, directors, employees, attorneys, agents and representatives, harmless from and against any and all damages, suits, Claims, judgments, liabilities, losses, fees, costs or expenses of any kind, that such Person actually suffers (including reasonable legal fees and costs), arising out of a breach by such Party of its representations, warranties or agreements hereunder.

8.2	With respect to the Purchaser and each Seller, each of the representations and warranties of the Purchaser and such Seller under Clauses 6.1 and 6.2 shall survive the Closing of such Seller and shall expire on the date that is one year after the Closing Date of such Seller.

8.3	Subject to Clause 8.7, (i) a Seller shall not be required to indemnify the Purchaser under Clause 8.1 unless the amount of one or more Claims against such Seller exceeds 1% of the Total Purchase Price of such Seller in aggregate in respect of all matters, but once the amount of the Claims exceeds 1% of the Total Purchase Price of such Seller in aggregate then the Purchaser may claim for the full amount of the losses suffered by the Purchaser; (ii) the Purchaser shall not be required to indemnify a Seller under Clause 8.1 unless the amount of one or more Claims brought against the Purchaser by such Seller exceeds 1% of the Total Purchase Price of such Seller in aggregate in respect of all matters, but once the amount of the Claims brought against the Purchaser by such Seller exceeds 1% of the Total Purchase Price of such Seller in aggregate then such Seller may claim for the full amount of the losses suffered by such Seller; (iii) a Seller shall not be required to indemnify the Purchaser under Clause 8.1 or otherwise be liable for losses of the Purchaser in excess of the Total Purchase Price of such Seller; and (iv) the Purchaser shall not be required to indemnify a Seller under Clause 8.1 or otherwise be liable for losses of such Seller in excess of the Total Purchase Price of such Seller.

8.4	Any losses subject to indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such losses constituting breach of more than one representation, warranty, covenant or other provision of this Agreement.

8.5	Each indemnified party shall take all reasonable steps to mitigate any loss, including by pursuing insurance Claims and Claims against third parties, and shall reasonably consult and cooperate with the indemnifying party with a view toward mitigating losses upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise to losses.

8.6	Subject to and except for Clause 3.3, Clause 3.9, Clause 6.6, Clause 6.7, Clause 7, Clause 8.7, Clause 14.1 and Clause 23, the Parties acknowledge and agree that from and after Closing their sole and exclusive remedy with respect to any and all Claims for any breach of any representations, warranties or agreements set forth in this Agreement, shall be pursuant to the indemnification provisions set forth in this Clause 8.

8.7	Notwithstanding anything to the contrary in this Agreement, nothing in Clause 8 shall limit (i) the rights or remedies of any Party following the Closing based upon fraud or willful misconduct, and (ii) any Party’s right to bring Claims based on fraud or willful misconduct with respect to this Agreement at any time following the Closing (which such right shall survive until the latest time permitted by Applicable Law).

9.	Due Diligence

9.1	Within the Due Diligence Period, each of the Purchaser and GT shall, and shall procure that their respective Representatives to, cooperate in good faith with the other Party to facilitate the financial, operational and legal due diligence review of the Products, such Party and its Affiliates in connection with the Proposed Transaction by the other Party, to the extent customary and reasonable and not unreasonably interfering with the business of such Party and its Affiliates. Each Seller shall, and shall procure that their respective Representatives to, cooperate in good faith with the Purchaser to facilitate the Purchaser’s financial, operational and legal due diligence review of the Products of such Seller, such Seller and its Affiliates in connection with the Proposed Transaction by the Purchaser. Each of the Purchaser and the Sellers shall bear all costs and expenses incurred by such Party and its advisors and vendors in connection with the due diligence review in connection with the Proposed Transaction.

10.	Confidentiality and Communications

10.1	All information concerning this Agreement and the other Transaction Documents and matters pertaining to the transactions contemplated by this Agreement and the other Transaction Documents, whether in oral or written form, or in the form of drawings, computer programs or other, as well as all data derived therefrom (“Confidential Information”), shall be deemed to be confidential and, as such, may not be divulged to any unauthorized person by any Party, provided that the following shall not be considered Confidential Information for purposes hereof: (i) any information that comes into the public domain other than by reason of a breach of the confidentiality obligations hereunder by such Party, (ii) any information that is already in the possession of such Party or its Representatives at the time the information was disclosed to such Party by or on behalf of the other Parties, (iii) any information acquired by such Party from a source other than the other Parties or its Representatives, which source, to the knowledge of the receiving Party, is not in breach of any obligation owed to any Person in respect of such disclosure, (iv) any information independently developed by such Party or its Representatives without using or making reference to any confidential information, and (v) any information agreed in writing by the other Parties not to be confidential. Each Party undertakes and agrees to take all reasonable and practicable steps to ensure and protect the confidentiality of the Confidential Information which cannot be passed, sold, traded, published or disclosed to any unauthorized person, other than in accordance with this Clause 10.

10.2	Notwithstanding Clause 10.1, (i) in the event that any Party is requested by any Governmental Authority or becomes legally compelled (including, without limitation, pursuant to Applicable Laws and regulations or in connection with any legal, judicial, arbitration or administrative proceedings) to disclose any Confidential Information, such Party (the “Disclosing Party”) shall, to the extent practicable and permitted by Applicable Laws, provide the other Parties (the “Non-Disclosing Parties”) with prompt written notice of that fact and use reasonable efforts to seek (with the cooperation and reasonable efforts of the other Parties), at the Disclosing Party’s costs, a protective order (in any event without initiating any litigation or similar proceedings), confidential treatment or other appropriate remedy with respect to the information which is requested or legally required to be disclosed. In such event, the Disclosing Party shall furnish only that portion of the information which is requested or legally required to be disclosed and shall exercise reasonable efforts to keep confidential such information to the extent reasonably requested by any Non-Disclosing Party, and (ii) each of the Parties may disclose this Agreement and the other Transaction Documents to its Representatives and bona fide prospective investors and transferees of shares on a need-to-know basis, provided that each such recipient shall either be subject to professional obligations to keep such information confidential or reasonable contractual confidentiality obligations and that such Party shall be liable for any breach of confidentiality obligations by its recipients.

10.3	Notwithstanding anything else to the contrary in this Agreement or the other Transaction Documents, the Parties agree that the Purchaser may issue one or more press releases and make filings with the SEC or the relevant stock exchanges disclosing, to the extent not previously publicly disclosed, this Agreement, the other Transaction Documents and all material terms of the transactions contemplated hereby; provided, that prior to such public disclosure, the Purchaser shall send the draft disclosures for the Sellers’ review and confirmation.

11.	Termination

11.1	This Agreement may be terminated as follows prior to the Initial Closing:

(a)	as among all Parties, by the written consent of the Purchaser and GT;

(b)	as between the Purchaser and any Seller, by the Purchaser or such Seller, upon the delivery of a written notice to the other Party on or after March 31, 2025 (the “Long Stop Date”), if the Closing of such Seller shall not have taken place by the close of business on the Long Stop Date, provided, however, that (i) the Purchaser shall not be entitled to terminate this Agreement pursuant to this Clause 11.1(b) if the Purchaser has breached this Agreement and such breach has resulted in the failure of such Closing to take place and (ii) GT shall not be entitled to terminate this Agreement pursuant to this Clause 11.1(b) if any Seller has breached this Agreement and such breach has resulted in the failure of such Closing to take place; or

(c)	as among all Parties, by the Purchaser or GT, if (i) the Proposed Transaction shall violate any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority that shall have become final and non-appealable, or (ii) there shall be Applicable Law which makes the Proposed Transaction illegal or otherwise prohibited.

11.2	Any termination of this Agreement as between the Purchaser on the one hand and any Seller on the other hand shall not impact the continuing validity of this Agreement being in full force and effect as between the Purchaser on the one hand and any other Seller on the other hand. In the event that this Agreement is validly terminated with respect to certain Parties in accordance with Clause 11.1, each of such Parties shall be relieved of their duties and obligations owed to the relevant Parties arising under this Agreement after the date of such termination and such termination shall be without liability to any such Party; provided, that (i) no such termination shall relieve any Party hereto from liability for a breach of any of its covenants or agreements or its representations and warranties contained in this Agreement prior to the date of termination, and (ii) Clauses 1, 10, 12, 16, 17, 18, 19, 20, 21 and this Clause 11.2 shall survive any such termination.

12.	Notices

12.1	All notices, requirements, requests, Claims, and other communications in relation to this Agreement shall be in writing, and shall be given or made by delivery in person, by an internationally recognized overnight courier service, by registered or certified mail (postage prepaid, return receipt requested) or electronic mail to the respective Parties at the addresses specified below or at such other address for a Party as may be specified in a notice given in accordance with this Clause 12.

12.2	Each Party undertakes that the documents, materials, vouchers, order information, payment account information, credential numbers, mobile phone numbers, transaction instructions and so on provided by such Party to other Parties shall be true, correct, complete and effective, and the information does not contain any statement that is false or misleading.

12.3	The following are the initial address of each Party:

If to the Purchaser:

Address: [Redacted]

Attn: [Redacted]

Telephone: [Redacted]

Email: [Redacted]

If to GT or other Sellers:

Email: [Redacted]

12.4	All such notices and other communications shall be deemed effective in the following situations:

(a)	if sent by delivery in person, on the same day of the delivery;

(b)	if sent by registered or certified mail or overnight courier service, on the same day the written confirmation of delivery is sent; and

(c)	if sent by electronic mail, at the entrance of the related electronic mail into the recipient’s electronic mail server.

13.	Compliance with Laws and Regulations

13.1	Each Party undertakes to the other Parties that it will fully comply with all Applicable Laws in relation to export and import control and Sanctions and shall not take any action that would cause any other Party or any of its Affiliates to be in violation of any export and import control laws or Sanctions. Each Party shall also be fully and exclusively liable for and shall defend, fully indemnify and hold harmless any other Party and/or its Affiliates from and against any and all Claims, demands, Actions, costs or proceedings brought or instituted against such other Party and/or its Affiliates arising out of or in connection with any breach by such Party or its Affiliates of any Applicable Laws in relation to export and import control or Sanctions.

14.	Further Assurance

14.1	Each Party shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable, to facilitate the completion of the transactions contemplated by the Transaction Documents as soon as practicable, including, (i) to make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Proposed Transaction and the Bitmain SPA as soon as reasonably practicable after the date of this Agreement and/or provide the necessary information in connection with such filing or notification, and (ii) to make any necessary submission/filing or provision of information in order to obtain the Supplemental Approval.

15.	Force Majeure Event

15.1	To the extent that the performance of any obligation of any Party under this Agreement (other than an obligation to make payment in cash) is prevented, frustrated, hindered or delayed as a consequence of a Force Majeure Event and subject to the exercise of reasonable diligence by the other Parties, the obligations of Parties to the extent they are affected by the Force Majeure Event (other than an obligation to make payment in cash), shall be suspended for the duration of any inability so caused; provided that, the Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of such event: (i) notify the other Party of the nature, condition, date of inception and expected duration of such Force Majeure Event and the extent to which the claiming Party expects that the Force Majeure Event may delay, prevent or hinder such Party from performing its obligations under this Agreement; and (ii) use its best effort to remove any such causes and resume performance under this Agreement as soon as reasonably practicable and mitigate its effects.

16.	Entire Agreement and Amendment

16.1	This Agreement and the Transaction Documents shall constitute the entire agreement of the Parties hereto in respect of the subject matter herein and can only be amended with the written consent of the Purchaser and GT.

17.	Assignment

17.1	No Party may assign or transfer any of its rights, benefits or obligations under this Agreement in whole or in part without prior written consent of the other Parties, except that each Seller may freely assign or transfer any of its rights, benefits and obligations under this Agreement in whole or in part to any Person without the consent of any other Party prior to the Closing of such Seller so long as (x) such assignment will not materially impede or delay the consummation of the transactions contemplated hereby, (y) such assignment shall not relieve such Seller of any of its obligations hereunder and (z) such Seller shall notify the Purchaser of such assignment at least five (5) Business Days prior to the assignment and shall provide to the Purchaser information regarding the assignee as may be reasonably requested by the Purchaser from time to time. Any attempted assignment that does not comply with this Clause 17.1 shall be void ab initio.

17.2	This Agreement shall be binding upon and inure to the benefit of each Party to this Agreement and its successors in title and permitted assigns. Except as otherwise expressly provided herein, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person or entity not a Party to this Agreement. Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) shall not apply to this Agreement or the other Transaction Documents.

18.	Severability

18.1	To the extent possible, if any provision of this Agreement is held to be illegal, invalid or unenforceable in whole or in part by a court, the provision shall apply with whatever deletion or modification is necessary so that such provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties. The remaining provisions of this Agreement shall not be affected and shall remain in full force and effect.

19.	Expenses

19.1	Except as otherwise provided herein or in other Transaction Documents, all fees and expenses incurred in connection with this Agreement and the Proposed Transaction will be paid by the Party incurring such fees and expenses whether or not the Proposed Transaction is consummated, including that the Purchaser shall pay all filing fees under the HSR Act.

20.	Governing Law and Dispute Resolution

20.1	This Agreement shall be solely governed by and construed in accordance with the laws of Hong Kong, without regard to principles of conflict of laws.

20.2	All disputes arising under this Agreement shall be submitted to arbitration in Hong Kong in accordance with the Hong Kong International Arbitration Center Administered Arbitration Rules (the “HKIAC Rules”) in force when the notice of arbitration is submitted in accordance with the HKIAC Rules. The HKIAC Rules are deemed to be incorporated by reference to this clause. The tribunal shall be comprised of three (3) arbitrators. The claimant and respondent shall each nominate one (1) arbitrator and the third, who shall serve as president of the tribunal, shall be nominated by the Party-nominated arbitrators. The arbitration shall be conducted in English. Each Party irrevocably and unconditionally consents to such arbitration as the sole and exclusive method of resolving any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination. A request by any Party to a court of competent jurisdiction for interim measures necessary to preserve the party’s rights, including pre-arbitration attachments or injunctions, shall not be deemed incompatible with, or a waiver of, this agreement to arbitrate. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY.

21.	Waiver

21.1	Failure by either Party to enforce at any time any provision of this Agreement, or to exercise any election of options provided herein shall not constitute a waiver of such provision or option, nor affect the validity of this Agreement or any part hereof, or the right of the waiving Party to thereafter enforce each and every such provision or option.

22.	Counterparts and Electronic Signatures

22.1	This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement, and all of which, when taken together, will be deemed to constitute one and the same agreement. The facsimile, email or other electronically delivered signatures of the Parties shall be deemed to constitute original signatures, and facsimile or electronic copies hereof shall be deemed to constitute duplicate originals.

23.	Specific Performance

23.1	Each Party acknowledges that money damages may not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limitation to any other remedy or right it may have, the non-breaching Party will have the right to seek an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof.

(The rest part of the page is intentionally left in blank)

(Signature page for the On-Rack Sales and Purchase Agreement)

[Redacted]

(Signature page for the On-Rack Sales and Purchase Agreement)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as a deed as of the date first written above.

CANGO INC.

Signature:	/s/ Jiayuan Lin

Name:	Jiayuan Lin

Title:

APPENDIX A

1	List of Sellers

1.1	Golden TechGen Limited, a company incorporated under the laws of the British Virgin Islands

1.2	Fortune Peak Limited, a company incorporated under the laws of the British Virgin Islands

1.3	Silver Crest Limited, a company incorporated under the laws of the British Virgin Islands

1.4	Vista Edge Limited, a company incorporated under the laws of the British Virgin Islands

1.5	Vision Inspire Limited, a company incorporated under the laws of the British Virgin Islands

1.6	NexaHorizon Ltd., a company incorporated under the laws of the British Virgin Islands

1.7	ECHO ONE CONSULTANCY PTE. LTD, a company incorporated under the laws of Singapore

1.8	Tritum Capital Pte. Ltd., a company incorporated under the laws of Singapore

1.9	Zentek Limited, a company incorporated under the laws of Hong Kong

2	The following assets relating to the Products of a Seller (the “Relevant Assets” of such Seller) shall be assigned, conveyed and delivered to the Purchaser at the Closing of such Seller:

2.1	all books and records pertaining to ownership of the Products of such Seller as applicable, including all books of account, general, financial, tax, invoices, shipping records, supplier lists, machinery and equipment maintenance files, production data, quality control records and procedures, customer complaints and inquiry files, research and development files, correspondence with any Governmental Authority, sales records (including pricing history, total sales, terms and conditions of sale, sales and pricing policies and practices), strategic plans, marketing and promotional surveys, material and research, studies and reports, and any other documents, records, correspondence and files and any rights thereto, in each case owned, associated with or employed by such Seller or any of its Affiliates in connection with the Products of such Seller, and all copies thereof, other than organization documents, minute and stock record books and the corporate seal of such Seller or its Affiliates;

2.2	all Claims and rights to any Actions of any nature available or being pursued by such Seller or any of its Affiliates, related to the Products of such Seller, whether arising by way of counterclaim or otherwise;

2.3	all rights to insurance proceeds and rights under and pursuant to all warranties, representations and guarantees made by suppliers of products, materials or equipment, or components thereof or by any other Person, related to the Products of such Seller, as applicable; and

2.4	all of such Seller’s or its Affiliates’ right, title and interest at the Closing of such Seller in, to and under all other assets, rights and Claims of every kind and nature used or intended to be used in the operation of, or residing with, the Products of such Seller.

For the avoidance of doubt, any bitcoin mined by the Products of any Seller prior to the Closing Date of such Seller shall not be deemed as Relevant Assets of such Seller.

APPENDIX B

FORM OF INVESTOR RIGHTS AGREEMENT

AGREED FORM

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”), dated as of [●], is made and entered into by and among Cango Inc., an exempted company limited by shares established under the Laws of the Cayman Islands (the “Company”), each of the parties set forth in Schedule A hereto (each, a “Holder” and collectively, the “Holders”), Mr. HUA Yi Chun (“Mr. Hua”), and, for the sole purpose of Article VI, each of the parties set forth in Schedule B hereto (each, a “Founder Party” and collectively, the “Founder Parties”).

RECITALS

WHEREAS, the Company and the Holders are parties to an On-Rack Sales and Purchase Agreement dated as of November 6, 2024 (as may be amended or restated, the “Sales and Purchase Agreement”).

WHEREAS, upon and after the closing of the transactions contemplated by the Sales and Purchase Agreement, the Holders will receive certain class A ordinary shares of the Company, with a par value of $0.0001 each (the “Company Ordinary Shares”), including the Additional Shares and the Adjusted Shares (each as the term is defined under the Sale and Purchase Agreement).

WHEREAS, in connection with the consummation of the transactions contemplated by the Sales and Purchase Agreement, the parties hereto desire to enter into this Agreement to define certain rights and obligations among them with respect to the Company.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I
DEFINITIONS

1.1.            Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board or the Chairman, Chief Executive Officer or principal financial officer of the Company (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) the Company has a bona fide business purpose for not making such information public.

“ADS(s)” means the American depositary shares of the Company, one (1) American depositary share representing two (2) Company Ordinary Shares, as may be adjusted by the Company from time to time.

“Affiliate” shall mean (a) with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person, and (b) with respect to any individual, his or her spouse, child, brother, sister, parent, the relatives of such spouse, trustee of any trust in which such individual or any of his immediate family members is a beneficiary or a discretionary object, or any entity or company Controlled by any of the aforesaid Persons.

“Agreement” shall have the meaning given in the Preamble hereto.

“Board” shall mean the Board of Directors of the Company.

“Business Day” means a day (other than Saturday or Sunday) on which banking institutions in Hong Kong, the PRC, New York, and the Cayman Islands are open generally for normal banking business.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble hereto.

“Company Ordinary Shares” shall have the meaning given in the Recital hereto.

“Control” shall mean with respect to any Person, the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, provided that in the case of a Person that is an entity, such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the holders of the shares or other equity interests or registered capital of such Person or power to control the composition of a majority of the board of directors or similar governing body of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

“Demand Exercise Notice” shall have the meaning given in subsection 2.1.2.

“Demanding Holder” shall have the meaning given in subsection 2.1.1.

“Demand Registration” shall have the meaning given in subsection 2.1.2.

“Demand Registration Period” shall have the meaning given in subsection 2.1.2.

“Demand Registration Request” shall have the meaning given in subsection 2.1.2.

“Director Cap” shall have the meaning given in subsection 5.1.

“Encumbrances” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, preemptive right, option, right of first refusal, conditional sale, community property interest, equitable interest, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Equity Securities” means, with respect to any Person, any capital stock, membership interests, partnership interests or registered capital, joint venture or other ownership interests in such Person and any options, warrants or other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, membership interests, partnership interests or registered capital, joint venture or other ownership interests (whether or not such derivative securities are issued by such Person).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Filing Date” shall have the meaning given in subsection 2.1.1(a).

“Founder Parties” shall have the meaning given in the Preamble hereto.

“GT Parties” means Mr. Hua, Golden TechGen Limited and their respective Affiliates.

“Holder” or “Holders” shall have the meaning given in the Preamble.

“Initiating Holder” shall have the meaning given in subsection 2.1.2.

“Investor Director” shall have the meaning given in subsection 5.1.

“Investor Director Notice” shall have the meaning given in subsection 5.1.

“Law” or “Laws” means any and all provisions of any applicable constitution, treaty, orders, statute, law, regulation, ordinance, code, rule, or rule of common law, any governmental approval, concession, grant, franchise, license, agreement, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any formally issued written interpretation or administration of any of the foregoing by, any Governmental Authority, in each case as amended.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.3.

“Medway” shall have the meaning given in the Preamble hereto.

“Minimum Demand Threshold” shall mean $20,000,000.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement, preliminary Prospectus or Prospectus, or necessary to make the statements in a Registration Statement, preliminary Prospectus or Prospectus, in the case of the preliminary Prospectus or Prospectus, in light of the circumstances under which they were made, not misleading.

“Mr. Hua” shall have the meaning given in the Preamble hereto.

“Mr. Lin” shall have the meaning given in the Preamble hereto.

“Mr. Lin Holdcos” shall have the meaning given in the Preamble hereto.

“Mr. Zhang” shall have the meaning given in the Preamble hereto.

“Mr. Zhang Holdco” shall have the meaning given in the Preamble hereto.

“Person” shall mean any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity (whether or not having separate legal personality).

“Piggy-back Registration” shall have the meaning given in subsection 2.2.1.

“Pro Rata” shall have the meaning given in subsection 2.1.3.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all materials incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any Company Ordinary Shares held by a Holder from time to time and (b) any other equity security of the Company issued or issuable with respect to any such Company Ordinary Shares by way of a stock dividend or stock split or in connection with a combination of stock, acquisition, recapitalization, consolidation, reorganization, stock exchange, stock reconstruction and amalgamation or contractual Control arrangement with, purchasing all or substantially all of the assets of, or engagement in any other similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) if a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act, at the earlier of (A) one year following the date the Registration Statement is declared effective or (B) the date that such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or current public information limitations or restrictions); (iii) such securities shall have ceased to be outstanding; or (iv) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a Registration Statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)            all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority and any securities exchange on which the Company Ordinary Shares are then listed);

(B)             fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)             printing, messenger, telephone and delivery expenses;

(D)             reasonable fees and disbursements of counsel for the Company; and

(E)             reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all materials incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.3.

“Sales and Purchase Agreement” shall have the meaning set forth in the Recitals hereto.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Registrable Securities” shall have the meaning given in subsection 2.1.1(a).

“Shelf Registration Statement” shall have the meaning given in subsection 2.1.1(a).

“Shelf Underwriting” shall have the meaning given in subsection 2.1.1(a).

“Shelf Underwriting Notice” shall have the meaning given in subsection 2.1.1(a).

“Shelf Underwriting Request” shall have the meaning given in subsection 2.1.1(a).

“Trading Day” means any day which is a trading day on the New York Stock Exchange or another stock exchange on which the ADS is listed for trading, other than a day on which trading is scheduled to close prior to its regular weekday closing time.

“Transfer” means directly or indirectly sell, give, assign, tender, grant, offer, exchange, charge, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of, or suffer to exist (whether by gift, merger or operation of law or otherwise) any Encumbrance on, any Equity Securities or any right, title or interest therein or thereto (including pursuant to any derivative contract or other contractual or legal arrangement having the effect of transferring any or all of the economic benefits or other rights or benefits of ownership).

“Traveler” shall have the meaning given in the Preamble hereto.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Block Trade” shall have the meaning given in subsection 2.1.1(a).

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

Article II
REGISTRATIONS

2.1.            Demand Registration.

2.1.1.          Shelf Registration Statement. From time to time after the Lock-up Termination Date, Golden TechGen Limited (or, if Golden TechGen Limited is not entitled to exercise such right pursuant to subsection 2.4, the Holders of a majority-in-interest of the Registrable Securities) (the “Demanding Holder”) shall have the right to make a request in writing for the Company to prepare and file with (or confidentially submit to) the Commission a shelf registration statement under Rule 415 of the Securities Act (such registration statement, a “Shelf Registration Statement”) covering the resale of the Registrable Securities (determined as of two (2) Business Days prior to such filing) on a delayed or continuous basis and the Company shall use its commercially reasonable efforts to have such Shelf Registration Statement declared effective as soon as practicable after the filing thereof. Such Shelf Registration Statement shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain the Shelf Registration Statement in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf Registration Statement continuously effective, available for use to permit all Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. If at any time the Company shall have qualified for the use of a Registration Statement on Form F-3 or any other form that permits incorporation of substantial information by reference to other documents filed by the Company with the Commission and at such time the Company has an outstanding Shelf Registration Statement on Form F-1, then the Company shall use its commercially reasonably efforts to convert such outstanding Shelf Registration Statement on Form F-1 into a Shelf Registration Statement on Form F-3.

(a)               Following the declaration by the Commission of the effectiveness of a Shelf Registration Statement as described above, and subject to subsection 2.3 and subsection 2.4, the Demanding Holder may make a written demand from time to time to elect to sell all or any part of their Registrable Securities, with a total offering price reasonably expected to exceed, in the aggregate, the Minimum Demand Threshold, pursuant to an Underwritten Offering pursuant to the Shelf Registration Statement, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof. The Demanding Holder shall make such election by delivering to the Company a written request (a “Shelf Underwriting Request”) for such Underwritten Offering specifying the number of Registrable Securities that the Demanding Holder desire to sell pursuant to such Underwritten Offering (the “Shelf Underwriting”). As promptly as practicable, but no later than ten (10) Business Days after receipt of a Shelf Underwriting Request, the Company shall give written notice (the “Shelf Underwriting Notice”) of such Shelf Underwriting Request to the Holders of record of other Registrable Securities registered on such Shelf Registration Statement (“Shelf Registrable Securities”). The Company, subject to subsection 2.1.3, shall include in such Shelf Underwriting (x) the Registrable Securities of the Demanding Holder and (y) the Shelf Registrable Securities of any other Holder of Shelf Registrable Securities which shall have made a written request to the Company for inclusion in such Shelf Underwriting (which request shall specify the maximum number of Shelf Registrable Securities intended to be disposed of by such Holder) within twenty (20) days after the receipt of the Shelf Underwriting Notice. The Company shall promptly, but subject to subsection 2.3, use its commercially reasonable efforts to effect such Shelf Underwriting. The Company shall, at the request of the Demanding Holder or any other Holder of Registrable Securities registered on such Shelf Registration Statement, file any prospectus supplement or, if the applicable Shelf Registration Statement is an automatic shelf registration statement, any post-effective amendments and otherwise take any action necessary to include therein all disclosure and language deemed necessary or advisable by the Demanding Holder or any other Holder of Shelf Registrable Securities to effect such Shelf Underwriting. Once a Shelf Registration Statement has been declared effective, the Demanding Holder may request, and the Company shall be required to facilitate, an aggregate of no more than five (5) Shelf Underwritings pursuant to this subsection 2.1.1(a) with respect to any or all Registrable Securities; provided, however, that a Shelf Underwriting shall not be counted for such purposes unless a Registration Statement has become effective and all of the Registrable Securities requested by the Demanding Holder to be registered on behalf of the Demanding Holder in such Shelf Underwriting have been sold; and provided, further, that the number of Shelf Underwritings the Demanding Holder shall be entitled to request shall be reduced by each Demand Registration effected for the Demanding Holder pursuant to subsection 2.1.2. Notwithstanding the foregoing, if the Demanding Holder wishes to engage in an underwritten block trade or similar transaction or other transaction with a 2-day or less marketing period (collectively, “Underwritten Block Trade”) off of a Shelf Registration Statement, then notwithstanding the foregoing time periods, the Demanding Holder only needs to notify the Company of the Underwritten Block Trade two (2) Business Days prior to the day such offering is to commence and the Holders of record of other Registrable Securities shall not be entitled to notice of such Underwritten Block Trade and shall not be entitled to participate in such Underwritten Block Trade; provided, however, that the Demanding Holder shall use commercially reasonable efforts to work with the Company and the underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Underwritten Block Trade.

2.1.2.          Other Demand Registration. At any time that a Shelf Registration Statement provided for in subsection 2.1.1(a) is not available for use by the Holders following such Shelf Registration Statement being declared effective by the Commission (a “Demand Registration Period”), subject to this subsection 2.1.2, subsection 2.3 and subsection 2.4, at any time and from time to time, the Demanding Holder shall have the right to make a written demand from time to time to effect one or more registration statements under the Securities Act covering all or any part of their Registrable Securities, with a total offering price reasonably expected to exceed, in the aggregate, the Minimum Demand Threshold, by delivering a written demand therefor to the Company, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof. Any such request by the Demanding Holder pursuant to this subsection 2.1.2 is referred to herein as a “Demand Registration Request,” and the registration so requested is referred to herein as a “Demand Registration” (with respect to any Demand Registration, the Demanding Holder making such demand for registration being referred to as the “Initiating Holder”). Subject to subsection 2.3, the Demanding Holder shall be entitled to request (and the Company shall be required to effect) an aggregate of no more than five (5) Demand Registrations pursuant to this subsection 2.1.2 with respect to any or all Registrable Securities; provided, however, that a Demand Registration shall not be counted for such purposes unless a Registration Statement has become effective and all of the Registrable Securities requested by the Demanding Holder to be registered on behalf of the Demanding Holder in such Demand Registration have been sold; and provided, further, that the number of Demand Registrations the Demanding Holder shall be entitled to request shall be reduced by each Shelf Underwriting effected for the Demanding Holder pursuant to subsection 2.1.1(a). The Company shall give written notice (the “Demand Exercise Notice”) of such Demand Registration Request to each of the Holders of record of Registrable Securities as promptly as practicable but no later than ten (10) Business Days after receipt of the Demand Registration Request. The Company, subject to subsections 2.3 and 2.4, shall include in a Demand Registration (x) the Registrable Securities of the Initiating Holder and (y) the Registrable Securities of any other Holder of Registrable Securities which shall have made a written request to the Company for inclusion in such registration pursuant to this subsection 2.1.2 (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder) within twenty (20) Business Days following the receipt of any such Demand Exercise Notice. The Company shall promptly, but subject to subsection 2.3, use its commercially reasonable efforts to (x) file or confidentially submit with the Commission (no later than (A) ninety (90) days from the Company’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form F-1 or similar long-form registration or (B) forty-five (45) days from the Company’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form F-3 or any similar short-form registration), (y) cause to be declared effective as soon as reasonably practicable such registration statement under the Securities Act that includes the Registrable Securities which the Company has been so requested to register, for distribution in accordance with the intended method of distribution and (z) if requested by the Initiating Holder, obtain acceleration of the effective date of the registration statement relating to such registration.

2.1.3.          Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Shelf Underwriting or Demand Registration, in good faith, advises the Company, the Demanding Holder and any other Holders participating in the Underwritten Registration (if any) (the “Requesting Holders”) in writing that the dollar amount or number of Registrable Securities that such Holders desire to sell, taken together with all other Company Ordinary Shares or other equity securities that the Company desires to sell and the Company Ordinary Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other shareholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holder and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that the Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holder and Requesting Holders have collectively requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the shares of the Company Ordinary Shares or other equity securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of the Company Ordinary Shares or other equity securities of other Persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.4.          Demand Registration Withdrawal. A majority-in-interest of the Demanding Holder initiating a Shelf Underwriting or Demand Registration, pursuant to a Registration under subsection 2.1.1 or 2.1.2 shall have the right in their sole discretion to withdraw from a Registration pursuant to such Shelf Underwriting or Demand Registration upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to (i) in the case of a Shelf Underwriting, the filing of a preliminary prospectus supplement setting forth the terms of the Underwritten Offering with the Commission and (ii) in the case of a Demand Registration, the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Company shall not be required to pay for any Registration Expenses of any registration proceeding begun pursuant to section 2.1 if the registration request is subsequently withdrawn at the request of the Demanding Holder, unless the Demanding Holder agrees to forfeit its right to one registration pursuant to section 2.1; provided, further, that if at the time of such withdrawal, the Demanding Holder has learned of a material adverse change in the condition, business or prospects of the Company from that known to the Demanding Holder at the time of its request and has withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the Demanding Holder shall not be required to pay any of such Registration Expenses.

2.2.            Piggy-back Registration.

2.2.1.           Piggy-back Rights. If, at any time after the Lock-up Termination Date, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders of the Company (or by the Company and by the shareholders of the Company including, without limitation, pursuant to subsection 2.1 hereof), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer, as part of a merger, consolidation or similar transaction or for an offering of securities solely to the Company’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of the Company, or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) Business Days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within ten (10) Business Days after receipt of such written notice (such Registration a “Piggy-back Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggy-back Registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggy-back Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company. The Company may postpone or withdraw the filing or the effectiveness of a Piggyback Registration at any time in its sole discretion. If any Holder decides not to include all or any of its Registrable Shares in such registration by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Shares in any subsequent registration statement as may be filed by the Company, all upon the terms and conditions set forth herein.

2.2.2.          Reduction of Piggy-back Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggy-back Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggy-back Registration in writing that the dollar amount or number of the Company Ordinary Shares that the Company desires to sell, taken together with (i) the Company Ordinary Shares, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with Persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to subsection 2.2.1 hereof, and (iii) the Company Ordinary Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

(a)               If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Company Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Company Ordinary Shares, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

(b)             If the Registration is pursuant to a request by Persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Company Ordinary Shares or other equity securities, if any, of such requesting Persons or entities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Company Ordinary Shares or other equity securities that the Company desires to sell which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Company Ordinary Shares or other equity securities for the account of other Persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such Persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3.          Piggy-back Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggy-back Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggy-back Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggy-back Registration. The Company (in its sole discretion or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may postpone or withdraw the filing or effectiveness of a Piggy-back Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggy-back Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4.          Unlimited Piggy-back Registration Rights. For purposes of clarity, any Registration effected pursuant to subsection 2.2 hereof shall not be counted as a Registration pursuant to a Shelf Underwriting or Demand Registration effected under subsection 2.1 hereof; provided, however, that the rights to demand a Piggy-back Registration under this subsection 2.2 shall terminate on the second anniversary of the date hereof.

2.3.            Restrictions on Registration Rights. The Company shall not be obligated to effect any Shelf Underwriting or Demand Registration within ninety (90) days after the effective date of a previous Shelf Underwriting or Demand Registration or a previous Piggy-back Registration in which holders of Registrable Securities were permitted to register 75% of the Registrable Securities requested to be included therein. The Company may postpone for up to one hundred and twenty (120) days the filing or effectiveness of (A) a Shelf Underwriting or Registration Statement for a Demand Registration if the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer, or (B) a Shelf Underwriting or Registration Statement for a Demand Registration if the Registration Statement is required under applicable law, rule or regulation to contain (i) financial statements that are unavailable to the Company for reasons beyond the Company’s control, (ii) audited financial statements as of a date other than the Company’s fiscal year end (unless the Holders requesting Registration agree to pay the reasonable expenses of this audit), (iii) pro form a financial statements that are required to be included in a registration statement, or if the Board determines in its reasonable good faith judgment that such Shelf Underwriting or Demand Registration would (x) materially interfere with a significant acquisition, corporate organization or other similar transaction involving the Company, (y) require the Company to make an Adverse Disclosure or (z) render the Company unable to comply with requirements under the Securities Act or Exchange Act; provided, that in such event the Holders of a majority-in-interest of the Registrable Securities initiating a Shelf Underwriting or Demand Registration shall be entitled to withdraw such request and, if such request is withdrawn, such Shelf Underwriting or Demand Registration shall not count as one of the permitted Shelf Underwriting or Demand Registrations hereunder and the Company shall pay all Registration Expenses in connection with such Registration. The Company may delay a Shelf Underwriting or Demand Registration hereunder only twice in any period of twelve consecutive months.

2.4.            Notwithstanding anything to the contrary in this Agreement, none of the GT Parties shall be entitled to exercise any of its rights, privileges or benefits under Article II, Article III and Article IV until the Company’s market capitalization, calculated by multiplying the total number of outstanding shares of the Company at the close of market on a Trading Day by the closing pricing of the shares of the Company on the same Trading Day, exceeds US$[Redacted].

Article III
COMPANY PROCEDURES

3.1.            General Procedures. If at any time on or after the date hereof the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:

3.1.1.            prepare and file with the Commission a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2.            prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by any Holder or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus and either (i) any Underwriter overallotment option has terminated by its terms or (ii) the Underwriters have advised the Company that they will not exercise such option or any remaining portion thereof;

3.1.3.            furnish without charge to the Underwriters, if any, and each Holder of Registrable Securities included in such Registration, or such Holders’ legal counsel, copies of the Prospectus included in such Registration Statement (including each preliminary Prospectus), and each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), and such other documents as the Underwriters and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4.            prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5.           use commercially reasonable efforts to cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6.           provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7.           advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8.           furnish to each seller of Registrable Securities such number of copies of such Registration Statement, each amendment and supplement thereto, the Prospectus included in such Registration Statement (including each preliminary Prospectus) and any other prospectus filed under Rule 424 promulgated under the Securities Act relating to such holder’s Registrable Securities, in conformity with the requirements of the Securities Act, and such other documents as such seller may reasonably request to facilitate the disposition of its Registrable Securities under such Registration Statement; promptly notify each seller of Registrable Securities of any written comments from the Commission with respect to any such Registration Statement or Prospectus;

3.1.9.           notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in subsection 3.4 hereof;

3.1.10.         furnish to each seller of Registrable Securities a signed counterpart, addressed to such seller (and each underwriter, if any) of:

(i)               an opinion of counsel to the Company, dated the effective date of such Registration Statement (and, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), reasonably satisfactory in form and substance to such seller (and such underwriter); and

(ii)              a “comfort” letter, dated the effective date of such Registration Statement (and, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), signed by the independent public accountants who have certified the Company’s financial statements included in such Registration Statement, provided that such seller of Registrable Securities provides such accountants with such certificates as are reasonably and customarily requested by such accountants;

in each case covering substantially the same matters with respect to such Registration Statement (and the Prospectus included therein) and, in the case of the accountants’ letter, with respect to events subsequent to the date of such financial statements and other financial matters, as are customarily covered in opinions of issuer’s counsel and in accountants’ letters delivered to the underwriters in underwritten public offerings of securities;

3.1.11.         in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.12.         make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder, and which requirement will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 20-F and 6-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

3.1.13.         if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $25,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.14.         otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2.            Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and fees and expenses of legal counsel representing the Holders in excess or in addition to the legal fees and expenses included as Registration Expenses. Any reimbursement or payment by the Company shall in no event (i) be duplicative of or (ii) limit any provision, in each case which provides for reimbursement of fees and expenses of counsel in any other contract or agreement between the Holders and the Company.

3.3.            Requirements for Participation in Underwritten Offerings. No Person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4.            Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed and he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice) and, if so directed by the Company, each Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Holder’s possession, of the Prospectus covering such Registrable Securities at the time of receipt of such notice. If the continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure, or would require the inclusion in such Registration Statement of (i) financial statements that are unavailable to the Company for reasons beyond the Company’s control, (ii) audited financial statements as of a date other than the Company’s fiscal year end (unless the Holders requesting Registration agree to pay the reasonable expenses of this audit), or (iii) pro forma financial statements that are required to be included in a registration statement, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for no more than one hundred and eighty (180) days. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this subsection 3.4.

3.5.            Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be reporting under the Exchange Act, covenants to use its commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly upon request by a Holder furnish such Holder with true and complete copies of such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell the Company Ordinary Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act, including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

Article IV
INDEMNIFICATION AND CONTRIBUTION

4.1.            Indemnification.

4.1.1.            The Company agrees to indemnify, to the extent permitted by Law, each Holder of Registrable Securities, its officers and directors and each Person who Controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each Person who Controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2.            In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by Law, shall indemnify the Company, its directors and officers and agents and each Person who Controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each Person who Controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3.            Any Person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4.           The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or Controlling Person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5.            If the indemnification provided under subsection 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any Person who was not guilty of such fraudulent misrepresentation.

Article V
INVESTOR DIRECTORS

5.1.            From time to time prior to the first date on which Mr. Hua and his Affiliates collectively cease to hold more than 5% of the total issued and outstanding Company Ordinary Shares, Mr. Hua shall be entitled to deliver a written notice to the Company (each, an “Investor Director Notice”) requesting the nomination and appointment of one or more individuals to serve as directors of the Company; provided, that (i) the total number of directors serving on the Board that were nominated and appointed by Mr. Hua (each such director, an “Investor Director”), after giving effect to the nomination and appointment contemplated by such Investor Director Notice, shall not exceed the Director Cap as of such time and (ii) such individuals shall be eligible to serve as directors of the Company under the applicable Laws. Upon receipt of an Investor Director Notice duly delivered by Mr. Hua, to the extent permitted by applicable Laws and subject to the nominees’ execution and delivery of customary documents as required by applicable Laws and the then-effective corporate policies of the Company generally applicable to all of its directors, the Company shall take all necessary actions to cause the nomination and appointment of such individuals as directed by such Investor Director Notice (an “Investor Director Appointment”) as soon as practicable. For the purposes hereof, “Director Cap” as of the relevant time means (i) two (2), if Mr. Hua and his Affiliates collectively hold more than 5% of the total issued and outstanding Company Ordinary Shares; and (ii) zero (0), if Mr. Hua and his Affiliates collectively hold no more than 5% of the total issued and outstanding Company Ordinary Shares.

5.2.            At any time if the total number of the Investor Directors in office is greater than the Director Cap as of such time,

5.2.1.            at the request of the Company, Mr. Hua shall cause one or more Investor Directors to resign so that after such resignation, the total number of the Investor Directors in office will not exceed the Director Cap of such time; and

5.2.2.            the Company shall be entitled to take all necessary actions to remove or cause the removal of one or more Investor Directors so that after such removal, the total number of the Investor Directors in office will not exceed the Director Cap as of such time, and Mr. Hua shall provide all necessary assistance in relation thereto.

Article VI
VOTING UNDERTAKING

6.1.            Each Founder Party agrees to vote or cause to be voted all of the Company Ordinary Shares beneficially owned by such Founder Party from time to time at every meeting (or in connection with any request for action by written consent) of the shareholders of the Company at which any Purchaser Shareholder Matters (as defined in the Sales and Purchase Agreement) and/or any election of individuals nominated by Mr. Hua as directors pursuant to a validly delivered Investor Director Notice are considered (including the Special Meeting (as defined in the Sales and Purchase Agreement)) and at every adjournment or postponement thereof, and to execute a written consent or consents if shareholders of the Company are requested to vote their shares through the execution of an action by written consent.

Article VII
TRANSFER RESTRICTIONS

7.1.            From and after the date hereof and until September 30, 2025 (the “Lock-up Termination Date”), without the prior written consent of the Company, each of the Holders and Mr. Hua (each, a “Restricted Party”) may not, and shall cause its/his Affiliates to not, directly or indirectly, Transfer any Equity Securities of the Company beneficially owned by such Restricted Party, or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any Equity Securities of the Company beneficially owned by such Restricted Party or such Restricted Party’s voting or economic interest therein. Any Transfer or attempted Transfer of any Equity Securities of the Company not made in compliance with this Article VII shall be null and void ab initio, and the purported transferee in any such Transfer shall not be treated (and the purported transferor shall continue to be treated) as the owner of such Equity Securities of the Company for all purposes of this Agreement and the constitutional documents of the Company.

7.2.            Notwithstanding the foregoing, the Transfer restrictions in this section 7.1 shall not apply to:

7.2.1.           Transfers of the Equity Securities by a Restricted Party to its Affiliates; provided, that in the case of any Transfer pursuant to this subsection 7.2.1, (i) the transferee shall be bound by the Transfer restrictions hereunder by delivering an undertaking to the Company and (ii) if such transferee at any time ceases to be an Affiliate of the transferor, the transferee shall Transfer such Equity Securities back to such transferor.

7.2.2.           Transfers of the Shares by a Restricted Party through will or intestacy, or to immediate family members, to any trust for the direct or indirect benefit of such Restricted Party (or if such Restricted Party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; for purposes of this letter, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin); provided, that in the case of any Transfer pursuant to this subsection 7.2.2, the transferee shall be bound by the Transfer restrictions hereunder by delivering an undertaking to the Company;

7.2.3.           Transfer of Equity Securities acquired by Restricted Parties in open market transactions after the completion of transactions contemplated by the Sales and Purchase Agreement; or

7.2.4.           pledge of the Equity Securities by Restricted Parties pursuant to a margin account or as security for debt financing of a Restricted Party so long as no foreclosure will occur before the Lock-up Termination Date; or

7.2.5.           Transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Shares involving a Change of Control (as defined below) of the Company, provided that, in each case, has been approved by the board of directors of the Company and in the event that such tender offer, merger, consolidation or other similar transaction is not completed, such Restricted Party and the Equity Securities beneficially owned by it shall remain subject to Transfer restrictions in this Article VII. For purposes of this Agreement, “Change of Control” shall mean the consummation of any bona fide third-party transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would acquire more than 50% of the total voting power of the voting securities of the Company (or the surviving entity).

7.3.            Each Restricted Party agrees not to circumvent or otherwise avoid the transfer restrictions or intent thereof set forth in this Agreement, whether by holding the Equity Securities of the Company indirectly through one or more Persons or by causing or effecting, directly or indirectly, the Transfer or issuance of any Equity Securities by such Restricted Party or any such Person, or otherwise. Any purported Transfer, sale or issuance of any Equity Securities of such Restricted Party or any such Person, other than on a pro rata basis to shareholders of a Restricted Party or such Person, shall be deemed to be a Transfer of the Equity Securities of the Company directly or indirectly held by such Restricted Party.

Article VIII
MISCELLANEOUS

8.1.            Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (i) on the date established by the sender as having been delivered personally; (ii) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (iii) on the date that transmission is confirmed electronically, if delivered by email; or (iv) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to the Company, to:

Address: [ ]

Attention: [ ]

E-mail: [ ]

if to the Founder Parties, to:

Address: [ ]

Attention: [ ]

E-mail: [ ]

if to Mr. Hua or the Holders, to:

E-mail: legal@armada-energy.com

Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto as provided in this subsection 8.1.

8.2.            Assignment; No Third Party Beneficiaries.

8.2.1.            This Agreement and the rights, duties and obligations of the Company and the Founder Parties hereunder may not be assigned or delegated in whole or in part without prior consent of the Holders of a majority-in-interest of the then outstanding number of Registrable Securities.

8.2.2.            This Agreement and the rights, duties and obligations of the Holders of Registrable Securities hereunder may be assigned or delegated by such Holder of Registrable Securities in conjunction with and to the extent of any transfer of Registrable Securities by any such Holder permitted under this Agreement; provided that (i) such Person agrees to assume the Holders obligations hereunder, (ii) Mr. Hua may not assign, transfer or delegate his rights, duties and obligations under Article V and subsection 6.1 without the prior written consent of the Company and the Founder Parties, and (iii) Golden TechGen Limited may not assign, transfer or delegate its rights, duties and obligations under Article VI without the prior written consent of the Company and the Founder Parties.

8.2.3.            This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto, the permitted assigns and its successors and the permitted assigns of the Holders.

8.2.4.            This Agreement shall not confer any rights or benefits on any Persons that are not parties hereto, other than as expressly set forth in this Agreement and subsection 8.2 hereof.

8.2.5.            Any transfer or assignment made other than as provided in this subsection 8.2 shall be null and void.

8.3.            Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

8.4.            Governing Law; Venue. THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States or the courts of the State of New York in each case located in the city of New York, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

8.5.            Amendments and Modifications. Upon the written consent of the Company, the Founder Parties and Golden TechGen Limited, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified (and any such wavier, amendment or modification shall be binding on all parties hereto); provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any party hereto or any failure or delay on the part of any party in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any party. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

8.6.            Other Registration Rights. The Company is not a party to any agreement with respect to its securities which is inconsistent with the rights granted to the holders of Registrable Shares by this Agreement and, other than the registration rights granted as provided herein, has not granted to any party rights with respect to the registration of any Registrable Shares or any other securities issued or to be issued by it. Except for the registration rights granted as provided herein, the Company shall not provide any other holder of its securities rights with respect to the registration of such securities under the Securities Act or any other applicable securities laws, without the prior written consent of the Holders.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

Cango Inc.

By:
Name:
Title:

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

FOUNDER PARTIES:

Xiaojun Zhang

By:

Jiayuan Lin

By:

Eagle Central Holding Limited

By:
Name:
Title:

Traveler Enterprise Limited

By:
Name:
Title:

Medway Brilliant Holding Limited

By:
Name:
Title:

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

HOLDERS:

Golden TechGen Limited

By:
Name:
Title:

Fortune Peak Limited

By:
Name:
Title:

Silver Crest Limited

By:
Name:
Title:

Vista Edge Limited

By:
Name:
Title:

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

HOLDERS:

Vision Inspire Limited

By:
Name:
Title:

NexaHorizon Ltd.

By:
Name:
Title:

ECHO ONE CONSULTANCY PTE. LTD

By:
Name:
Title:

Tritum Capital Pte. Ltd.

By:
Name:
Title:

Zentek Limited

By:
Name:
Title:

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

MR. HUA

HUA YI CHUN

By:

Schedule A

Holder	Address	Company Ordinary Share Amount
Golden TechGen Limited	[●]	[●]
Fortune Peak Limited	[●]	[●]
Silver Crest Limited	[●]	[●]
Vista Edge Limited	[●]	[●]
Vision Inspire Limited	[●]	[●]
NexaHorizon Ltd.	[●]	[●]
ECHO ONE CONSULTANCY PTE. LTD	[●]	[●]
Tritum Capital Pte. Ltd.	[●]	[●]
Zentek Limited	[●]	[●]

Schedule B

1.	Mr. Xiaojun Zhang, a citizen of the People’s Republic of China and Chairman of the Company
2.	Mr. Jiayuan Lin, a citizen of the People’s Republic of China and Chief Executive Officer of the Company
3.	Eagle Central Holding Limited, a limited liability company established in the British Virgin Islands that is Controlled by Mr. Zhang
4.	Medway Brilliant Holding Limited, a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Lin
5.	Traveler Enterprise Limited, a limited liability company established in the British Virgin Islands

APPENDIX C

FORM OF WARRANT

THE SECURITIES EVIDENCED BY THIS INSTRUMENT HAVE BEEN ISSUED AND SOLD WITHOUT REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY OTHER FOREIGN, FEDERAL, STATE, LOCAL OR OTHER JURISDICTION (A “FOREIGN OR STATE ACT”). THE SECURITIES EVIDENCED BY THIS CERTIFICATE CANNOT BE SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS SUCH SALE, ASSIGNMENT OR OTHER TRANSFER IS IN COMPLIANCE WITH THAT INVESTOR RIGHTS AGREEMENT BETWEEN THE HOLDER OF THIS WARRANT AND THE COMPANY, DATED ON OR ABOUT THE DATE HEREOF AND (I) MADE PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IN ACCORDANCE WITH EACH APPLICABLE FOREIGN OR STATE ACT OR (II) EXEMPT FROM, OR NOT SUBJECT TO, THE SECURITIES ACT (INCLUDING PURSUANT TO REGULATION S THEREUNDER) AND EACH APPLICABLE FOREIGN OR STATE ACT. IF THE PROPOSED SALE, ASSIGNMENT OR OTHER TRANSFER WILL BE MADE PURSUANT TO CLAUSE (II) ABOVE, THE HOLDER MUST, PRIOR TO SUCH SALE, ASSIGNMENT OR OTHER TRANSFER, FURNISH TO THE ISSUER SUCH CERTIFICATIONS, LEGAL OPINIONS AND OTHER INFORMATION AS THE ISSUER MAY REASONABLY REQUIRE TO DETERMINE THAT SUCH SALE, ASSIGNMENT OR OTHER TRANSFER IS BEING MADE IN ACCORDANCE WITH SUCH CLAUSE.

WARRANT

to purchase

[*]

Class A Ordinary Shares of

Cango INC.

Original Issue Date: [                       ]

1.	Certain Definitions. Unless the context otherwise requires, when used herein the following terms shall have the meanings indicated below. Capitalized terms not defined herein shall have the meaning ascribed to them in the Purchase Agreement.

“Additional Issuance Condition” has the meaning ascribed to it in the Purchase Agreement.

“Company” means Cango Inc., an exempted company incorporated in the Cayman Islands.

“Equity Interests” means any and all (i) shares, interests, participations or other equivalents (however designated) of capital stock or other voting securities of a company, any and all equivalent or analogous ownership (or profit) or voting interests in a Person (other than a company), (ii) securities convertible into or exchangeable for shares, interests, participations or other equivalents (however designated) of capital stock or voting securities of (or other ownership or profit or voting interests in) such Person, and (iii) any and all warrants, rights or options to purchase any of the foregoing, whether voting or nonvoting, and, in each case, whether or not such shares, interests, participations, equivalents, securities, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Exercise Price” means US$0.0001, par value of the Class A Ordinary Shares, subject to adjustment pursuant to the terms hereof.

“Investor Rights Agreement” means the Investor Rights Agreement, dated on or around the date hereof, by and between the Company, the Warrantholder and other parties thereto, as may be amended in accordance with its terms.

“Majority Holders” means at any time, the Warrantholder(s) representing in excess of 50% of the Warrant Shares then issuable upon exercise in full of this Warrant.

“Person” has the meaning given to it in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act.

“Purchase Agreement” means the On-Rack Sales and Purchase Agreement, dated [*], 2024, by and between the Company, the Warrantholder and other parties thereto, as may be amended in accordance with its terms.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Warrant” means this Warrant.

2.	Number of Warrant Shares; Exercise Price. This certifies that, for value received, [ ], a [ ], or its permitted assigns (the “Warrantholder”) is entitled, upon the terms hereinafter set forth, to acquire from the Company, in whole or in part, up to an aggregate of [*] fully paid and non-assessable Class A Ordinary Shares (the “Warrant Shares”), at a purchase price per Class A Ordinary Share equal to the Exercise Price. The Warrant Shares and Exercise Price are subject to adjustment as provided herein, and all references to “Class A Ordinary Shares,” “Warrant Shares” and “Exercise Price” herein shall be deemed to include any such adjustment or series of adjustments.

3.	Exercise of Warrant; Payment of Exercise Price.

(i).	The right to purchase the Warrant Shares represented by this Warrant is exercisable, in whole or in part by the Warrantholder, at any time or from time to time during the period commencing on the date when the Additional Issuance Condition is first satisfied (the “Exercise Start Date”), and ending on the date falling three (3) months after the Exercise Start Date (such time, the “Expiration Time”).

(ii).	The Warrantholder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached as Annex A hereto (the “Exercise Notice”), completed and duly signed, and (ii) payment of the aggregate Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised in accordance with Section 3(iii), and the date such items are delivered to the Company (as determined in accordance with the notice provisions hereof) is an “Exercise Date.” The Warrantholder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a new warrant of like tenor in substantially identical form evidencing the right to purchase the remaining number of Warrant Shares.

(iii).	The Warrantholder shall pay the aggregate Exercise Price for the number of Warrant Shares (rounded up to the nearest cent) in immediately available funds to a bank account designated by the Company.

(iv).	If the Warrantholder does not exercise this Warrant in its entirety, the Warrantholder will be entitled to receive from the Company a new warrant of like tenor in substantially identical form for the purchase of that number of Warrant Shares equal to the difference between the number of Warrant Shares subject to this Warrant and the number of Warrant Shares as to which this Warrant is so exercised.

4.	Issuance of Warrant Shares.

(i).	As soon as practicable (and in any event within three Business Days) after the exercise of any Warrant and the clearance of the funds in payment of the Exercise Price (if applicable), the Company shall issue to the Warrantholder a book-entry position or certificate, as applicable, for the number of Class A Ordinary Shares to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it on the register of members of the Company. The Company agrees that the Warrant Shares so issued will be deemed for all purposes to have been issued to the Warrantholder as of the close of business on the date on which this Warrant and payment of the Exercise Price are delivered to the Company in accordance with the terms of this Warrant, notwithstanding that the stock transfer books of the Company may then be closed or certificates representing such Warrant Shares may not be actually delivered on such date. The Company will at all times reserve and keep available, out of its authorized but unissued Class A Ordinary Shares, solely for the purpose of providing for the exercise of this Warrant, the aggregate Equity Interests issuable upon exercise of this Warrant in full (disregarding whether or not this Warrant is exercisable by its terms at any such time).

(ii).	The Warrant Shares, when issued and delivered to the Warrantholder against full payment therefor in accordance with the terms of this Warrant, will be duly authorized, validly issued, fully paid and non-assessable, free and clear of all Encumbrances (other than (i) Encumbrances pursuant to the memorandum and articles of association or other constitutional documents of the Company or Applicable Laws and (ii) Encumbrances created by the Warrantholder or its Affiliates) and will not have been issued in violation of, or subject to any preemptive or similar rights created under, the Company’s memorandum and articles of association (as amended from time to time) or under the Companies Act (As Revised) of the Cayman Islands.

(iii).	Unless the securities purchased under this Warrant have been registered under the Securities Act, each certificate for such securities shall bear the following legend:

“THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THE HOLDER OF THIS SECURITY AGREES THAT THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY IN COMPLIANCE WITH THAT INVESTOR RIGHTS AGREEMENT BETWEEN THE HOLDER OF THIS WARRANT AND THE COMPANY, DATED ON OR ABOUT THE DATE HEREOF AND (I) MADE PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IN ACCORDANCE WITH EACH APPLICABLE FOREIGN OR STATE ACT OR (II) EXEMPT FROM, OR NOT SUBJECT TO, THE SECURITIES ACT (INCLUDING PURSUANT TO REGULATION S THEREUNDER) AND EACH APPLICABLE FOREIGN OR STATE ACT. IF THE PROPOSED SALE, ASSIGNMENT OR OTHER TRANSFER WILL BE MADE PURSUANT TO CLAUSE (II) ABOVE, THE HOLDER MUST, PRIOR TO SUCH SALE, ASSIGNMENT OR OTHER TRANSFER, FURNISH TO THE ISSUER SUCH CERTIFICATIONS, LEGAL OPINIONS AND OTHER INFORMATION AS THE ISSUER MAY REASONABLY REQUIRE TO DETERMINE THAT SUCH SALE, ASSIGNMENT OR OTHER TRANSFER IS BEING MADE IN ACCORDANCE WITH SUCH CLAUSE.”

5.	No Fractional Shares or Scrip. No fractional Warrant Shares or other Equity Interests or scrip representing fractional Warrant Shares or other Equity Interests shall be issued upon any exercise of this Warrant. In lieu of any fractional share to which a Warrantholder would otherwise be entitled, the Company shall, at its election, either pay a fair cash adjustment (as determined by the Company in good faith) in respect of such final fraction or round up to the next whole Warrant Share or other Equity Interests.

6.	No Rights as Shareholders. Without limiting in any respect the provisions of the Purchase Agreement and the Investor Rights Agreement, and except as otherwise provided by the terms of this Warrant, this Warrant does not entitle the Warrantholder to (i) receive dividends or other distributions, (ii) consent to any action of the shareholders of the Company, (iii) receive notice of or vote at any meeting of the shareholders, (iv) receive notice of any other proceedings of the Company or (v) exercise any other rights whatsoever, in any such case as a shareholder of the Company prior to the date of exercise hereof.

7.	Charges; Taxes. Issuance of book-entry position or certificate for Class A Ordinary Shares or other Equity Interests to the Warrantholder upon the exercise of this Warrant shall be made without charge to the Warrantholder for any issue or transfer tax (other than taxes in respect of any transfer occurring contemporaneously therewith) or other incidental expense in respect of the issuance of such book-entry position or certificate, all of which taxes and expenses shall be paid by the Company.

8.	Transfer/Assignment. Subject to compliance with the applicable securities laws, the legend as set forth on the cover page of this Warrant, and the Investor Rights Agreement, this Warrant and all rights hereunder are transferable, in whole or in part, upon the books of the Company by the registered holder hereof in person or by duly authorized attorney, and a new warrant shall be made and delivered by the Company, of the same date and tenor as this Warrant but registered in the name of one or more transferees, upon surrender of this Warrant and the ownership transfer form substantially in the form of Annex B hereto, duly endorsed, to the Company. The Warrantholder undertakes to the Company that any transfer of this Warrant shall at all times be subject to compliance with the Investor Rights Agreement, the Securities Act, and all other securities laws of any applicable jurisdiction. If the transferring holder does not transfer the entirety of its rights to purchase all Warrant Shares hereunder, such holder will be entitled to receive from the Company a new warrant in substantially identical form for the purchase of that number of Warrant Shares as to which the right to purchase was not transferred. All expenses (other than stock transfer taxes) and other charges payable in connection with the preparation, execution and delivery of the new warrants pursuant to this Section 8 shall be paid by the Company, other than the costs and expenses of counsel or any other advisor to the Warrantholder and its transferee. The acceptance of the new warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations in respect of the new warrant that the Warrantholder has in respect of this Warrant. In no event shall the Company be required to pay any tax which may be payable in respect of any transfer. Any obligation of the Company hereunder shall be solely owed to the registered holder of this Warrant. Any purported assignment or transfer in violation of this Section 8 shall be null and void.

9.	Exchange and Registry of Warrant. This Warrant is exchangeable, subject to applicable securities laws, upon the surrender hereof by the Warrantholder to the Company, for a new warrant or warrants of like tenor and representing the right to purchase the same aggregate number of Warrant Shares. The Company shall maintain a registry showing the name and address of the Warrantholder as the registered holder of this Warrant. This Warrant may be surrendered for exchange or exercise, in accordance with its terms, at the address of the Company as set forth in Section 18, and the Company shall be entitled to rely in all respects, prior to written notice to the contrary, upon such registry.

10.	Loss, Theft, Destruction or Mutilation of Warrant. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and in the case of any such loss, theft or destruction, upon receipt of a bond, indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Warrant, the Company shall make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new warrant of like tenor and representing the right to purchase the same aggregate number of Warrant Shares as provided for in such lost, stolen, destroyed or mutilated Warrant.

11.	Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding day that is a Business Day.

12.	Adjustments and Other Rights. The Exercise Price and Warrant Shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time as follows; provided that if more than one subsection of this Section 12 is applicable to a single event, the subsection shall be applied that produces the largest adjustment and no single event shall cause an adjustment under more than one subsection of this Section 12 so as to result in duplication.

(i).	Stock Splits, Subdivisions, or Combinations. If the Company shall at any time or from time to time (a) declare, order, pay or make a share dividend or make a distribution on its Class A Ordinary Shares in Class A Ordinary Shares, (b) split, subdivide or reclassify the outstanding Class A Ordinary Shares into a greater number of shares or (c) combine or reclassify the outstanding Class A Ordinary Shares into a smaller number of shares, the number of Warrant Shares issuable upon exercise of this Warrant at the time of the record date for such dividend or distribution or the effective date of such split, subdivision, combination or reclassification shall be proportionately adjusted so that the Warrantholder(s) immediately after such record date or effective date, as the case may be, shall be entitled to purchase the number of Class A Ordinary Shares which such holder(s) would have owned or been entitled to receive in respect of the Class A Ordinary Shares subject to this Warrant after such date had this Warrant been exercised in full immediately prior to such record date or effective date, as the case may be (disregarding whether or not this Warrant had been exercisable by its terms at such time). In the event of such adjustment, the Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such split, subdivision, combination or reclassification shall be immediately adjusted to the number obtained by dividing (x) the product of (1) the number of Warrant Shares issuable upon the exercise of this Warrant in full before the adjustment determined pursuant to the immediately preceding sentence (disregarding whether or not this Warrant was exercisable by its terms at such time) and (2) the Exercise Price in effect immediately prior to the record or effective date, as the case may be, for the dividend, distribution, split, subdivision, combination or reclassification giving rise to such adjustment by (y) the new number of Warrant Shares issuable upon exercise of the Warrant in full determined pursuant to the immediately preceding sentence (disregarding whether or not this Warrant is exercisable by its terms at such time).

(ii).	Reclassification. In case of any reclassification of Class A Ordinary Shares (other than a reclassification of Class A Ordinary Shares subject to adjustment pursuant to Section 12(i)), notwithstanding anything to the contrary contained herein, (a) the Company shall notify the Warrantholder(s) in writing of such reclassification as promptly as practicable (but in no event later than ten (10) Business Days prior to the effectiveness thereof), and (b) the Warrantholder(s)’ right to receive Warrant Shares upon exercise of this Warrant shall be converted, effective upon the occurrence of such reclassification, into the right to exercise this Warrant to acquire the number of shares of stock or other securities or property (including cash) that the Class A Ordinary Shares issuable (at the effective time of such reclassification) upon exercise of this Warrant in full immediately prior to such reclassification (disregarding whether or not this Warrant was exercisable by its terms at such time) would have been entitled to receive upon consummation of such reclassification; and in any such case, if applicable, the provisions set forth herein with respect to the rights and interests thereafter of the Warrantholder(s) shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to the Warrantholder(s)’s right to exercise this Warrant in exchange for any shares of stock or other securities or property pursuant to this paragraph. In determining the kind and amount of stock, securities or the property receivable upon exercise of this Warrant upon and following adjustment pursuant to this paragraph, if the holders of Class A Ordinary Shares have the right to elect the kind or amount of consideration receivable upon consummation of such reclassification, then the Warrantholder(s) shall have the right to make the same election upon exercise of this Warrant with respect to the number of shares of stock or other securities or property which the Warrantholder(s) will receive upon exercise of this Warrant.

(iii).	Rounding of Calculations; Minimum Adjustments. All calculations under this Section 12 shall be made to the nearest one-tenth (1/10th) of a cent or to the nearest whole number of a share, as the case may be. Any provision of this Section 12 to the contrary notwithstanding, no adjustment in the Exercise Price or the number of Warrant Shares into which this Warrant is exercisable shall be made if the amount of such adjustment would be less than $0.01 or one Class A Ordinary Share, but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or one Class A Ordinary Share, or more.

(iv).	Timing of Issuance of Additional Securities Upon Certain Adjustments. In any case in which (1) the provisions of this Section 12 shall require that an adjustment (the “Subject Adjustment”) shall become effective immediately after a record date (the “Subject Record Date”) for an event and (2) the Warrantholder exercises this Warrant after the Subject Record Date and before the consummation of such event, the Company may defer until the consummation of such event (i) issuing to such Warrantholder the incrementally additional Class A Ordinary Shares or other property issuable upon such exercise by reason of the Subject Adjustment and (ii) paying to such Warrantholder any amount of cash in lieu of a fractional share of an Class A Ordinary Share; provided, however, that the Company upon request shall promptly deliver to such Warrantholder a due bill or other appropriate instrument evidencing such Warrantholder’s right to receive such additional shares (or other property, as applicable), and such cash, upon the consummation of such event.

(v).	Statement Regarding Adjustments. Whenever the Exercise Price or the Warrant Shares into which this Warrant is exercisable shall be adjusted as provided in this Section 12, the Company shall forthwith prepare a statement showing in reasonable detail the facts requiring such adjustment and the Exercise Price that shall be in effect and the Warrant Shares into which this Warrant shall be exercisable after such adjustment, and cause a copy of such statement to be delivered to each Warrantholder as promptly as practicable.

(vi).	Notice of Adjustment Event. In the event that the Company shall propose to take any action of the type described in this Section 12 (but only if the action of the type described in this Section 12 would result in an adjustment in the Exercise Price or the Warrant Shares into which this Warrant is exercisable or a change in the type of securities or property to be delivered upon exercise of this Warrant), the Company shall provide written notice to each Warrantholder, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Exercise Price and the number, kind or class of shares or other securities or property which shall be deliverable upon exercise of this Warrant. In the case of any action which would require the fixing of a record date, such notice shall be given at least ten (10) days prior to the date so fixed. In case of all other action, such notice shall be given at least ten (10) days prior to the taking of such proposed action unless the Company reasonably determines in good faith that, given the nature of such action, the provision of such notice at least ten (10) days in advance is not reasonably practicable from a timing perspective, in which case such notice shall be given as far in advance prior to the taking of such proposed action as is reasonably practicable from a timing perspective.

(vii).	Par Value. Notwithstanding anything herein to the contrary, if an adjustment in Exercise Price made hereunder would reduce the Exercise Price to an amount below par value of the Class A Ordinary Shares, then such adjustment in Exercise Price made hereunder shall reduce the Exercise Price to the par value of the Class A Ordinary Shares.

(viii).	No Impairment. The Company will not, by amendment of its memorandum and articles of association or any other organizational document, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant.

13.	Representations and Warranties of the Warrantholder. As of the date hereof and as of each exercise of this Warrant, the Warrantholder represents and warrants to the Company as follows:

(i).	The Warrantholder is not a “U.S. person” within the meaning of Regulation S under the Securities Act.

(ii).	The Warrantholder has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Warrant and the Warrant Shares. The Warrantholder is capable of bearing the economic risks of such investment, including a complete loss of its investment. In making its decision to acquire the Warrant and the Warrant Shares, the Warrantholder has (i) conducted its own investigation of the Company and the Warrant and the Warrant Shares, (ii) had access to, and an adequate opportunity to review, financial and other information as it deems necessary to make its decision to acquire the Warrant and the Warrant Shares, (iii) been offered the opportunity to ask questions of the Company and received answers thereto, including on the financial information, as it deemed necessary in connection with its decision to acquire the Warrant and the Warrant Shares; and (iv) made its own assessment and satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Warrant and the Warrant Shares.

(iii).	The Warrantholder understands that the Warrant and the Warrant Shares (if applicable) have not been, and may not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Warrantholder’s representations as expressed herein. The Warrantholder understands that the Warrant and the Warrant Shares (if applicable) are “Restricted Securities” under applicable U.S. federal and state securities Laws and that, pursuant to these Laws, the Warrantholder may not sell or transfer the Warrant and the Warrant Shares (if applicable) unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Warrantholder understands and acknowledges that no public market now exists for the Warrant and that the Company has made no assurances that a public market will ever exist for the Warrant.

14.	Governing Law and Jurisdiction. This Warrant shall be governed by, and construed in accordance with, the laws of Hong Kong (without regard to the principles of conflicts of laws) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any Governmental Authority related hereto), including matters of validity, construction, effect, performance and remedies. All suits, proceedings, claim, demand, action or cause of action arising out of or relating to this Warrant shall be submitted to arbitration in Hong Kong in accordance with the Hong Kong International Arbitration Center Administered Arbitration Rules (the “HKIAC Rules”) in force when the notice of arbitration is submitted in accordance with the HKIAC Rules. The HKIAC Rules are deemed to be incorporated by reference to this clause. The tribunal shall be comprised of three (3) arbitrators. The claimant and respondent shall each nominate one (1) arbitrator and the third, who shall serve as president of the tribunal, shall be nominated by the Party-nominated arbitrators. The arbitration shall be conducted in English. Each Party irrevocably and unconditionally consents to such arbitration as the sole and exclusive method of resolving any dispute arising out of or in connection with this Warrant, including any question regarding its existence, validity or termination. A request by any Party to a court of competent jurisdiction for interim measures necessary to preserve the party’s rights, including pre-arbitration attachments or injunctions, shall not be deemed incompatible with, or a waiver of, this agreement to arbitrate.

15.	Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS WARRANT OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY.

16.	Binding Effect. Except as otherwise provided herein, this Warrant shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

17.	Amendments and Waiver. This Warrant may be amended and the observance of any term of this Warrant may be waived only with the written consent of the Company and the Majority Holders. Any amendment or waiver effected in accordance with this Section 17 shall be binding upon the Company, the Warrantholder(s) and their respective successors and permitted assignees.

18.	Notices. All notices, requirements, requests, Claims, and other communications in relation to this Warrant shall be in writing, and shall be given or made by delivery in person, by an internationally recognized overnight courier service, by registered or certified mail (postage prepaid, return receipt requested) or electronic mail to the respective Parties at the addresses specified below or at such other address for a Party as may be specified in a notice given in accordance with this clause:

If to the Company, to:

Address: [Redacted]
Attn: [Redacted]
Telephone: [Redacted]
Email: [Redacted]
Address: [Redacted]

If to a Warrantholder, to the address appearing in the Company’s records

All such notices and other communications shall be deemed effective in the following situations: (a) if sent by delivery in person, on the same day of the delivery, (b) if sent by registered or certified mail or overnight courier service, on the same day the written confirmation of delivery is sent and (c) if sent by electronic mail, at the entrance of the related electronic mail into the recipient’s electronic mail server.

19.	Entire Agreement. This Warrant, the forms attached hereto, the Investor Rights Agreement and the Purchase Agreement contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior and contemporaneous arrangements or undertakings with respect thereto.

20.	Specific Performance. The parties hereto agree that failure of any party to perform its agreements and covenants hereunder, including a party’s failure to take all actions as are necessary on such party’s part in accordance with the terms and conditions of this Warrant to consummate the transactions contemplated hereby, will cause irreparable injury to the other parties, for which monetary damages, even if available, will not be an adequate remedy. It is agreed that the parties shall be entitled to equitable relief including injunctive relief and specific performance of the terms hereof, without the requirement of posting a bond or other security, and each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of a party’s obligations and to the granting by any court of the remedy of specific performance of such party’s obligations hereunder, this being in addition to any other remedies to which the parties are entitled at law or equity.

21.	Other Provisions. Sections 10 (Confidentiality and Communications), 14 (Further Assurance), 17(Assignment), 18(Severability), 22(Waiver) and 23(Counterparts and Electronic Signatures) of the Purchase Agreement shall apply mutatis mutandis to this Warrant.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by a duly authorized officer.

Dated: ___________

Cango INC.

By:
	Name:	[]
	Title:	[]

Acknowledged and Agreed
[*]

By:
	Name:	[ ]
	Title:	[ ]

[Signature Page to Warrant]

Annex A

[Form of Exercise Notice]

Date: _________________

TO: Cango Inc.

RE: Election to Purchase Class A Ordinary Shares

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the attached Warrant.

1.	The undersigned is the Warrantholder of the attached Warrant. Capitalized terms used herein and not otherwise defined herein have the respective meanings set forth in the Warrant.

2.	The undersigned hereby exercises its right to purchase ____________________ Warrant Shares pursuant to the Warrant.

3.	The Warrantholder intends that payment of the Exercise Price shall be made as (check one):

☐ Cash Exercise

4.	Pursuant to this Exercise Notice, upon the Warrantholder’s due payment of the Exercise Price, the Company shall deliver to the Warrantholder Warrant Shares determined in accordance with the terms of the Warrant. The relevant Warrant Shares that are to be subscribed for and purchased, if any, pursuant to this Notice of Exercise should be issued in the name of [the Warrantholder].

5.	A new warrant evidencing the remaining Warrant Shares covered by such Warrant, but not yet subscribed for and purchased, if any, should be issued in the name of [the Warrantholder].

Dated:
Name of Warrantholder:
By:
Name:
Title:

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

Annex B

[Form of Transfer]

(To be executed by the registered Warrantholder to effect a transfer of the Warrant):

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ___________________________ (the “Transferee”) the right represented by the within Warrant to purchase ____ Class A ordinary shares, par value $0.0001, of Cango Inc. (the “Company”) to which the within Warrant relates and appoints the Company to transfer said right on the books of the Company with full power of substitution in the premises. In connection therewith, the undersigned represents, warrants, covenants and agrees to and with the Company that:

1.	the offer and sale of the Warrant contemplated hereby is being made in compliance with Section 4.(1) of the United States Securities Act of 1933, as amended (the “Securities Act”) or another valid exemption from the registration requirements of Section 5 of the Securities Act and in compliance with all applicable securities laws of the states of the United States; and

2.	the undersigned has not offered to sell the Warrant by any form of general solicitation or general advertising, including, but not limited to, any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, and any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

Dated:

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

Address of Transferee

In the presence of:

APPENDIX D

FORM OF SERVICE FRAMEWORK AGREEMENT

AGREED FORM

SERVICE FRAMEWORK AGREEMENT

THIS SERVICE FRAMEWORK AGREEMENT (the “Service Framework Agreement”) is effective as of [●].

BETWEEN:

(1)	Cango Inc., a corporation incorporated under the laws of the Cayman Islands (Corporation No. 327889), having its registered office at [Redacted] (“Client”); and

(2)	Bitmain Development Limited, a corporation incorporated under the laws of the [Redacted] ([Redacted]), having its principal address at [Redacted] (“Service Provider”).

Each of the parties to this Service Framework Agreement is referred herein individually as a “Party” and collectively as the “Parties”.

WHEREAS, Client agrees to entrust the Service Provider to facilitate the provision of the Services (as defined below) at the Data Center Facility (as defined below) and Service Provider agrees to serve as an agent of the Client in accordance with the terms and conditions of this Service Framework Agreement.

WHEREAS, Client intends to purchase Hosted Servers from Service Provider and certain other parties, which are located in various countries.

WHEREAS, Service Provider agrees to allocate cloud computing power to Client upon receipt of the agreed payment from Client. Approximately three months following this initial allocation, contingent upon Client having established a qualified entity with the requisite credentials in the designated countries, the respective local entities of Client shall enter into specific agreements with Service Provider or an entity designated by the Service Provider to ensure that Service Provider provides Services for Hosted Servers.

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth in this Service Framework Agreement, the parties agree as follows:

1.	DEFINITIONS AND INTERPRETATIONS

1.1.	In this Service Framework Agreement, these expressions have the following meanings:

“Actual Hosting Unit Price” means the effective unit price per kWh applicable during the relevant Billing Period under the applicable Service Order, which shall initially be the same as the Normal Hosting Unit Price set forth in such Service Order, subject to the adjustment mechanism in accordance with Article 2.2 of APPENDIX I.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly Controls, is Controlled by, or is under common Control with such Person.

“Applicable Law” means any treaty, law, decree, order, regulation, decision, statute, ordinance, rule, directive, code or other document that has legal force under any system of law, including, without limitation, local law, law of any other state or part thereof or international law, and which creates or purports to create any requirement or rule that may affect, restrict, prohibit or expressly allow the terms of this Service Framework Agreement or any activity contemplated or carried out under this Service Framework Agreement.

“Billing Period” means the period of approximate one (1) month for which Service Provider issues invoices to Client for the Services provided by Service Provider during such period, the determination of which shall follow the following principle: (a) the first Billing Period shall commence from 00:00 (Hong Kong Time) on the Initial Date until 23:59 (Hong Kong Time) on the last calendar day of the same month, and (b) each of the subsequent Billing Periods shall commence from 0:00 (Hong Kong Time) on the first calendar day of the month following the previous Billing Period until 23:59 (Hong Kong Time) on the last calendar day of such month.

“Business Day” means a day (other than Saturday or Sunday) on which banking institutions in the People’s Republic of China, Singapore, Hong Kong, and the United States of America are open generally for business.

“Control” means, in respect of an entity, (a) ownership of more than 50% of the voting rights or other equity interests of such entity, or (b) the power to direct the management or policies of such entity, whether through the ownership of more than 50% of the voting power of such entity, through the power to appoint more than half of the members of the board or similar governing body of such entity, or through contractual or other arrangements, and the term “Controlled by” shall be construed accordingly.

“Data Center Facility” means the data center facility designated by Service Provider, details of which shall be set forth in APPENDIX III hereto, where Service Provider provides the Services to Client pursuant to the applicable Service Order(s).

“Deposit” means the amount payable by Client to Service Provider equal to certain months of the theoretical amount of the Hosting Fees, based on the Hosting Quantity for the relevant Hosted Servers, calculated in accordance with the following formula: [Redacted]. To eliminate any ambiguity, the specific amount of the Deposit shall be set forth in paragraph 3.1 of the applicable Service Order.

“Digital Assets Price” means the price of the applicable digital asset at the relevant hour (Hong Kong Time), denominated in US Dollars and published on the website of Coinmarketcap (https://coinmarketcap.com/).

“Digital Currency” means Bitcoin (BTC), Bitcoin Cash (BCH), Ether (ETH), Ether Classic (ETC), Litecoin (LTC), or USDT, USDC, BUSD, or any other digital currency as agreed between the Parties in writing.

“End-Period Meter Reading” means the meter reading of the relevant meter taken at 23:59 (Hong Kong Time) on the last day of the applicable Billing Period.

“Fiat Currency” means USD, or any other government-issued currency designated as legal tender in its country of issuance through government decree, regulation, or law.

“Force Majeure” means in the determination of either Party, any event or occurrence whatsoever beyond the reasonable control of that Party, which delays, prevents or hinders that Party from performing any obligation imposed upon that Party under this Service Framework Agreement, including to the extent such event or occurrence shall delay, prevent or hinder such Party from performing such obligation, war (declared or undeclared), terrorist activities, acts of sabotage, blockade, fire, lightning, acts of god, national strikes, riots, insurrections, civil commotions, quarantine restrictions, epidemics, earthquakes, landslides, avalanches, floods, hurricanes, explosions, and unforeseeable large-scale regional lack of electricity supplies or blackouts, and regulatory and administrative or similar action or delays to take actions of any governmental authority.

“Hosted Servers” means collectively, the cryptocurrency mining hardware and other equipment or merchandise that Client has purchased under on-rack sales and purchase agreement entered into by and between Client and certain sellers (the “Purchase Agreement”), dated November 6, 2024, and that are hosted at the Data Center Facility pursuant to the applicable Service Order (together with any ancillary hardware equipment and other assets stored at the Data Center Facility).

“Hosting Capacity” shall have the meaning ascribed to it in the applicable Service Order.

“Hosting Fee(s)” means the fee for the hosting services payable by Client to Service Provider during the applicable Billing Period, which shall be calculated in accordance with Article 1 of APPENDIX I. For the avoidance of doubt, in no event shall the Hosting Fee be determined in accordance with the quantity of Hosted Servers.

“Hosting Fee Ratio” means the ratio of the Hosting Fee to the Theoretical Hashrate PPS Income during the relevant period.

“Hosting Quantity” means the agreed quantity of the Hosted Servers in accordance with the applicable Service Order, for which Service Provider shall provide the Hosting Capacity, the details of which shall be set forth in paragraph 2.1 of the applicable Service Order and subject to adjustment as agreed by the Parties (if any); provided that the adjustment shall be confirmed in writing by the Parties by either emails or a supplemental agreement hereto.

“Hosting Service” means the hosting of the Hosted Servers provided to the Client, the scope of which are set forth in APPENDIX I.

“Initial Date” means the date on which the first batch of Hosted Servers for each Data Center Facility are powered on as set forth in APPENDIX III (including the allocation cloud computing power to Client).

“Minimum Power Commitment” means the commitment of power consumption of Service Provider or its Affiliate(s) pursuant to the applicable Power Purchase Agreement, the failure to utilize electrical power under which, or the failure to make payment of which regardless of the actual utilization, will constitute a breach of contract under such Power Purchase Agreement. The specific amount of the Minimum Power Commitment shall be set forth in the applicable Information Memorandum of Data Center Facility.

“Minimum Hosting Unit Price” shall have the meaning ascribed to it in the applicable Service Order.

“Monitoring Software” means the software designated by the Parties to monitor the operation of the Hosted Servers, which shall be AntSentry (version V2 or such other version as may be upgraded from time to time) unless otherwise mutually agreed between the Parties in the applicable Service Order.

“Monthly Theoretical Hosting Fee” means the theoretical amount of the Hosting Fee for one (1) month for each Data Center Facility, which shall be calculated in accordance with the following formula: [Redacted].

“Normal Hosting Unit Price” shall have the meaning ascribed to it in the applicable Service Order.

“Online Status” means the status of a Hosted Server that is powered-on with constant supply of electrical power, has stable connection with network and is accessible via the Monitoring Software where the status tag “Online” is indicated for such Hosted Server.

“Online Status Ratio” means a fraction where the numerator is the sum of the actual length of time of each Hosted Server in Online Status during the applicable Billing Period, and the denominator is the product of the Hosting Quantity of Hosted Servers and the theoretical length of time of each Hosted Server in Online Status during the applicable Billing Period. The Online Status Ratio shall finally be determined by the data as illustrated on the Monitoring Software, except that if there is a technical failure (including, but not limited to, technical failure of the Monitoring Software and/or the Hosted Servers, or offline of the NUC, etc.) that prevents from reading certain data, the aforementioned numerator and denominator shall be adjusted accordingly to subtract such time during which the relevant data cannot be read due to such technical failure, unless otherwise agreed by the Parties.

“Operation and Maintenance Fee” means the fee for the Operation and Maintenance Service payable by Client to Service Provider, which shall be calculated in accordance with Article 2.1 of APPENDIX II.

“Operation and Maintenance Service” means the operation and maintenance service provided by Service Provider, the scope of which are set forth in Article 1 of APPENDIX II.

“Operation and Maintenance Unit Price” means the unit price for each kWh of electrical power consumed by the Hosted Servers for provision of Operation and Maintenance Service by Service Provider, which shall be set forth in the applicable Service Order.

“Person” means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity (whether or not having separate legal personality).

“Power-off Server(s)” means Hosted Server(s) that is/are powered off voluntarily by Client pursuant to Article 3 of APPENDIX I.

“Power Consumption” means the amount of electrical power consumed by the Hosted Servers during the applicable Billing Period, which shall be determined by subtracting the End-Period Meter Reading of the Billing Period immediately preceding the relevant Billing Period from the End-Period Meter Reading of the relevant Billing Period, the unit of which shall be kWh.

“Power Purchase Agreement” means the power purchase agreement, or other similar agreement for procurement of electrical power for the Data Center Facility, entered into between Service Provider or its Affiliate(s) and the relevant power supplier of the Data Center Facility.

“Rated Hashrate” means the rated hashrate stated on the factory label of the applicable Hosted Server.

“Rated Power” means the amount of the rated electrical power stated on the factory label of the applicable Hosted Server.

“Reconciliation Statement” means the statement issued by Service Provider to Client every Billing Period for reconciliation between the Parties, which shall set out details including but not limited to Power Consumption, the applicable Actual Hosting Unit Price, the Online Status Ratio, Online Average Hashrate (T/s), Power Loss, Hosting Fees chargeable, Operation and Maintenance Fee chargeable, any occurrence of interruption or suspension of any Service during such Billing Period, the form of which is set out in APPENDIX IV hereto.

“Relevant Jurisdiction” means the [Redacted] and the jurisdictions in which the Hosted Servers are located from time to time.

“Service” means (a) the hosting service(s) (including the Hosting Service) and (b) Operation and Maintenance Service (if applicable) provided to Client pursuant to this Service Framework Agreement and subject to the actual service(s) agreed between the Parties in the applicable Service Order.

“Service Order(s)” means the Service Order(s) executed by the Parties in the form set out in APPENDIX III hereto, as amended from time to time in accordance with this Service Framework Agreement.

“Theoretical Hashrate PPS Income” means the theoretical earnings of the applicable Hosted Server based on the Rated Hashrate of such Hosted Server with reference to the prevailing network difficulty during the relevant period and the Digital Assets Price, which shall be calculated based on the real-time total network hashrate and the price of Bitcoin (BTC), with a sampling frequency of once an hour on a credible third-party platform1, and the average value of the relevant data in each relevant period shall be the Theoretical Hashrate PPS Income of such period, the specific value shall be determined by the data as illustrated on the Monitoring Software. For avoidance of doubt, the Parties agree that: (a) when calculating the Hosting Fee Ratio for the Actual Hosting Unit Price Adjustment in accordance with Article 2.2 of APPENDIX I, the relevant period shall be the corresponding Billing Period; (b) when calculating the Hosting Fee Ratio for the voluntary power-off in accordance with Article 3 of APPENDIX I, the relevant period shall be the consecutive 24*14 hours as stipulated in Article 3.1 of APPENDIX I.

1.2.	In this Service Framework Agreement, unless otherwise specified:

(i)	words importing the singular include the plural and vice versa where the context so requires;

(ii)	the headings in this Service Framework Agreement are for convenience only and shall not be taken into consideration in the interpretation or construction of this Service Framework Agreement;

1 Unless otherwise agreed by both Parties, the third-party platform shall be the website of Coinmarketcap (https://coinmarketcap.com/).

(iii)	references to Sections, Articles and Appendix(es) are references to the articles and appendix(es) of this Service Framework Agreement;

(iv)	references to days, dates and times are to the days, dates and times of the Relevant Jurisdiction, unless otherwise indicated;

(v)	any reference to a code, law, statute, statutory provision, statutory instrument, order, regulation or other instrument of similar effect shall include any re-enactment or amendment thereof for the time being in force;

(vi)	understanding and interpretation of this Service Framework Agreement shall be based on the purpose of this Service Framework Agreement and the original meaning of the context and prevailing understanding and practice in the industry, and provisions of this Service Framework Agreement and relevant Appendix(es) shall be understood and interpreted as a whole;

(vii)	the application of turnover taxes, including but not limited to sales and use tax, valued added tax and any other governmental charges and duties similar to the turnover tax, on the prices or fees stipulated within this Service Framework Agreement will be contingent upon the extant laws and regulations of the respective Relevant Jurisdiction; and

(viii)	“$”, “US$”, “US dollar”, “US dollars”, “dollar” and “dollars” denote lawful currency of the United States of America.

2.	SCOPE OF SERVICES

Subject to the terms and conditions of this Service Framework Agreement, Service Provider shall act as the Client’s agent to facilitate the Services to be provided to Client, and Client shall receive the Services agreed in APPENDIX I as well as the services selected in APPENDIX II (if applicable).

3.	REPRESENTATIONS AND WARRANTIES; COVENANTS

3.1.	Each Party hereby makes the following representations and warranties to the other Party:

(a)	It has the full power and authority to own its assets and carry on its businesses.

(b)	The obligations expressed to be assumed by it under this Service Framework Agreement are legal, valid, binding and enforceable obligations.

(c)	It has the power to enter into, perform and deliver, and has taken all necessary action to authorize its entry into, performance and delivery of, this Service Framework Agreement and the transactions contemplated by this Service Framework Agreement.

(d)	The entry into and performance by it of, and the transactions contemplated by, this Service Framework Agreement do not and will not conflict with:

(i)	any Applicable Law;

(ii)	its constitutional documents; or

(iii)	any agreement or instrument binding upon it or any of its assets.

(e)	All authorizations required or desirable:

(i)	to enable it to lawfully enter into, exercise its rights under and comply with its obligations under this Service Framework Agreement;

(ii)	to ensure that those obligations are legal, valid, binding and enforceable; and

(iii)	to make this Service Framework Agreement admissible in evidence in its jurisdiction of organization,

((i), (ii) and (iii) collectively, the “Authorizations” of such Party) have been, or will have been by the time, obtained or effected and are, or will by the appropriate time be, in full force and effect.

(f)	It is not aware of any circumstances which are likely to lead to:

(i)	any Authorization of such Party obtained or effected not remaining in full force and effect;

(ii)	any Authorization of such Party not being obtained, renewed or effected when required or desirable; or

(iii)	any Authorization of such Party being subject to a condition or requirement which it does not reasonably expect to satisfy or the compliance with which has or could reasonably be expected to have a material adverse effect.

(g)	It is not the target of economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom or Singapore (“Sanctions”), including by being listed on the Specially Designated Nationals and Blocked Persons (SDN) List maintained by OFAC or any other Sanctions list maintained by one of the foregoing governmental authorities, directly or indirectly owned or controlled by one or more SDNs or other Persons included on any other Sanctions list, or located, organized or resident in a country or territory that is the target of Sanctions; and (b) the purchase of the Services will not violate any Sanctions or import and export control related laws and regulations.

4.	OPERATION ENVIRONMENT OF DATA CENTER FACILITY

4.1.	Conditions of the Data Center Facility. No later than the Initial Date and at all times up to and until the termination of this Service Framework Agreement, Service Provider shall provide or cause to be provided to Client with sufficient server rooms, server positions, racks, power load and facilities, broadband network and network facilities, security monitoring and other equipment reasonably required for the operation of the Hosted Servers under normal conditions.

4.2.	Standard Hosting Environment. Service Provider shall maintain the standard hosting environment for the Hosted Servers in accordance with the conditions set forth in the applicable Service Order.

4.3.	Title and Ownership. Client understands and agrees that the Service Provider has verified the title and ownership of the Data Center Facility. In the event of a property rights dispute, the Service Provider shall indemnify Client against any and all direct damages, suits, claims, judgments, liabilities, losses, fees, costs or expenses of any kind, that Client actually suffers (including reasonable legal fees and costs), arising out of any property rights dispute relating to the Data Center Facility, but solely to the extent the Service Provider has recovered any compensation or damages from the relevant parties. The Service Provider shall diligently pursue any and all remedies available to it against the relevant parties in respect of such property disputes at the instruction of Client. Subject to the prior written consent of Client, Service Provider reserves the right to change the Data Center Facility in which the Hosted Servers are located, as circumstances may require.

4.4.	Access to Data Center Facility. Subject to completion of customary notice or documentation requirements for access reasonably requested by third-party service providers, Service Provider will, during the Term, and upon termination or expiry of this Agreement for any reason, provide, or arrange for, the Client and its representatives with unfettered access, at the Service Provider’s cost, to any Data Center Facility, including via any service roads, easements, private roads, or other rights of way and shall not obstruct Client from removing all or any portion of the Hosted Servers. Client shall be entitled to inspect the Hosted Servers, including in respect of the ownership of such equipment and the effective computational capacity of such equipment.

4.5.	Safety and Security.

(a)	Service Provider shall cause the applicable third-party service providers to use Industry Practices and install all necessary equipment, to ensure the safety and security of the Hosted Servers against loss or damage of any kind, including but not limited to, theft, fire, dust or sand ingress, water ingress or snow ingress.

(b)	The Service Provider shall not be liable for any compensation for incidents not directly caused by the Service Provider, including but not limited to the loss, theft, or damage of Hosted Servers, or losses due to changes in the operation environment of Data Center Facility not directly caused by the Service Provider. In the event of any accidents, such as damage, loss, or fire outbreak, etc., Service Provider shall promptly notify Client of such accident and shall diligently pursue any and all remedies available to it against the relevant parties in respect of such property disputes at the instruction of Client. If Client decides to seek compensation against the party(s) responsible for such accident, Service Provider shall provide necessary assistance.

(c)	In the event of any accidents, such as damage, loss, or fire outbreak, etc., to the extent reasonably practicable, Service Provider shall immediately notify Client of such accident, and Service Provider shall take all necessary actions to remediate such accidents as may be requested by Client.

4.6.	Compliance with Applicable Law of Service Provider. Service Provider shall procure that the operation of the Data Center Facility, the conduct of the Service Provider’s Representatives, and the provision of Services is at all times in compliance with Applicable Laws and that any and all applicable approvals, certificates, orders, authorizations, permits and consents required for the provision of Services have been obtained no later than the Initial Date and are not revoked, cancelled or expired during the Term. It is Service Provider’s sole responsibility to maintain a safe work environment at the Data Center Facility, free from hazards and compliant with Applicable Laws including, for greater certainty, any applicable health and safety laws and regulations, unless Service Provider is acting at the specific instruction of Client. Service Provider covenants to maintain a safe work environment at the Data Center Facility and any other facility necessary for the functioning of the Data Center Facility. Service Provider shall comply with all the safety requirements under the Applicable Laws.

4.7.	Compliance with Applicable Law of Both Parties.

(d)	Each Party undertakes that it will fully comply with all Applicable Laws in relation to export and import control and Sanctions and shall not take any action that would cause the other Party or any of its Affiliates to be in violation of any export and import control laws or Sanctions. Each Party shall also be fully and exclusively liable for and shall defend, fully indemnify and hold harmless the other Party and/or its Affiliates from and against any and all claims, demands, actions, costs or proceedings brought or instituted against the other Party and/or its Affiliates arising out of or in connection with any breach by such Party of any Applicable Laws in relation to export and import control or Sanction.

(e)	Each Party acknowledges and agrees that the Services in this Service Framework Agreement are subject to the export control laws and regulations of all related countries, including but not limited to Export Administration Regulations of the United States (“EARs”). Without limiting the foregoing, neither Party shall, without receiving the proper licenses or license exceptions from all related governmental authorities, including but not limited to the U.S. Bureau of Industry and Security, distribute, re-distribute, export, re-export, or transfer any Services subject to this Service Framework Agreement either directly or indirectly, to any national of any country identified in Country Groups D:1 or E:1 as defined in the EARs. In addition, the Services under this Service Framework Agreement may not be exported, re- exported, or transferred to (a) any person or entity for military purposes; (b) any person or entity listed on the “Entity List”, “Denied Persons List” or the SDN List as such lists are maintained by the U.S. Government, or (c) an end-user engaged in activities related to weapons of mass destruction. Such activities include but are not necessarily limited to activities related to: (x) the design, development, production, or use of nuclear materials, nuclear facilities, or nuclear weapons; (y) the design, development, production, or use of missiles or support of missiles projects; and (z) the design, development, production, or use of chemical or biological weapons. Each Party further agrees that it will not do any of the foregoing in violation of any restriction, law, or regulation of the European Union or an individual EU member state that imposes on an exporter a burden equivalent to or greater than that imposed by the U.S. Bureau of Industry and Security.

(f)	Each Party undertakes that it will not take any action under this Service Framework Agreement or use the Services in a way that will be a breach of any anti-money laundering laws, any anti-corruption laws, and/or any counter-terrorist financing laws.

(g)	The Client warrants that the Services have been paid with funds that are from legitimate sources and such funds do not constitute proceeds of criminal conduct, or realizable property, or proceeds of terrorism financing or property of terrorist. If the Service Provider receives, including but not limited to investigation, evidence collection, restriction and other measures, from any competent organizations or institutions, the Client shall immediately cooperate with Service Provider and such competent organizations or institutions in the investigation process, and the Service Provider may request the Client to provide necessary security if so required. If any competent organizations or institutions request the Service Provider to seize or freeze the Client’s Services and funds (or take any other measures), the Service Provider shall be obliged to cooperate with such competent organizations or institutions, and shall not be deemed as breach of this Service Framework Agreement. The Client understands that if any Person resident in the Relevant Jurisdiction knows or suspects or has reasonable grounds for knowing or suspecting that another Person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the Person will be required to report such knowledge or suspicion to the competent authority. The Client acknowledges that such a report shall not be treated as breach of confidence or violation of any restriction upon the disclosure of information imposed by any Applicable Law, contractually or otherwise.

5.	INSURANCE

5.1.	Client should keep, during the Term of this Service Framework Agreement, full commercial general liability insurance and property insurance covering the Hosted Servers, at its own expense.

5.2.	In the event of any damage or loss of the Hosted Servers and upon request of Client, Service Provider shall provide Client with documents and information necessary in support of the insurance claim made to the insurance company.

6.	TITLE AND OWNERSHIP OF HOSTED SERVERS

6.1.	Ownership and Title.

(a)	Service Provider acknowledges and agrees that from and after the transfer of title of the Hosted Servers pursuant to the Purchase Agreement Client or the third party identified by Client (the “Owner of Hosted Servers”) holds all right, title, and interest in the Hosted Servers, notwithstanding that such Hosted Servers, may become attached or affixed to, the Data Center Facility. The Service Provider shall provide the Owner of Hosted Servers with all reasonable assistance to confirm the Owner of Hosted Servers’ right, title and interest in the Hosted Servers.

(b)	Service Provider shall not obstruct Client from removing all or any portion of the Hosted Servers from the Data Center Facility for any reason whatsoever including, without limitation, any outstanding obligations of Client owing to Service Provider hereunder and Service Provider shall diligently and expeditiously cooperate with Client for any such removal; provided Client shall reimburse Service Provider for reasonable expenses and any compensations, losses incurred in connection with such removal prior to the expiration of the Term.

6.2.	If the owner of Hosted Servers transfers all or part of the Offered Server(s) to a third party, Client shall be entitled to transfer its rights and obligations with regard to the Services attached to such Offered Server(s) hereunder to such third-party purchaser without the consent of Service Provider, and Service Provider shall provide corresponding assistance and execute the relevant documents in this regard.

7.	INDEMNIFICATION

7.1.	Each Party shall indemnify, defend, and hold the other Party and its Affiliates, and its and their officers, directors, agents, and employees, harmless from and against any third-party action, claim, suit, proceeding, demand, investigation, or charge alleging (or threatening to allege) any costs, losses, liabilities, damages, fines, judgments, fees, or expenses of any kind, that such Person actually suffers (including reasonable attorneys’ fees and court costs) directly or indirectly, as a result of, or based upon or arising out of: (i) any breach or violation of, or any inaccuracy or misrepresentation in, any representation or warranty made by such Party contained herein or in the due diligence process; (ii) any breach or violation by such Party of any covenant or agreement contained herein or in any Service Order hereunder; or (iii) any failure to comply with Applicable Law in connection with this Service Framework Agreement.

7.2.	In the event that any third party asserts claim(s) against any Person entitled to receive indemnification pursuant to Article 7.1, and the indemnifying party fails to use counsel reasonably acceptable to the indemnified party following receipt of written notice thereof from the indemnified party, the indemnified party shall be entitled to control the defense and settlement of any such claim using counsel of its own choice with the indemnifying party bearing the reasonable costs and expenses of such representation (if applicable). The indemnifying party may not settle any action, claim, suit, proceeding, demand, investigation, or charge under this Article 7 without the indemnified party’s prior written consent. For avoidance of doubt, the indemnified party shall be entitled to participate in any defense using its own counsel at its own cost.

8.	FORCE MAJEURE

8.1.	A Party shall not be considered to be in default or breach of this Service Framework Agreement and shall be excused from performance or liability for damages to the other Party, if and to the extent that the performance of any obligation of such Party under this Service Framework Agreement (other than an obligation to make payment) is prevented, frustrated, hindered or delayed as a consequence of an event of Force Majeure, provided that:

(a)	such Party claiming to benefit under this Article 8.1 (the “Affected Party”) shall:

(i)	promptly and in any event no later than 72 hours from the occurrence of such event of Force Majeure, give the other Party (the “Non-Affected Party”) a written notice (including via email) setting out details of such event of Force Majeure; and

(ii)	as reasonably requested by the Non-Affected Party, within ten (10) calendar days from the occurrence of such event of Force Majeure, produce to the Non-Affected Party certain supporting materials evidencing such event of Force Majeure and how its occurrence prevented, frustrated, hindered or delayed the performance of the Affected Party’s obligation under this Service Framework Agreement;

(b)	the Affected Party shall take all reasonable best measures to mitigate the impact of such event of Force Majeure and shall resume normal performance of this Service Framework Agreement promptly after the removal of such event of Force Majeure, unless it is impracticable or unnecessary to resume the performance of this Service Framework Agreement.

8.2.	For the avoidance of doubt, if Service Provider is unable to perform certain Service or other obligations hereunder due to a Force Majeure Event and such performance is excused, Client’s obligations to pay fees for such Service or obligations shall be excused as well.

8.3.	If the normal performance of this Service Framework Agreement cannot be resumed within thirty (30) calendar days from the issuance of the written notice under Section 8(a)(i), and following the Parties’ good faith negotiation potential alternative proposals have not been agreed upon, either Party shall be entitled to terminate this Service Framework Agreement with immediate effect without any liability for breach of contract.

9.	ANTI-COMMERCIAL BRIBERY

9.1.	Each Party shall not, and shall ensure its Representatives will not to, directly or indirectly, engage in any activity of commercial bribery; or provide any unjustified interests in any form including cash, cheque, credit card gifts, negotiable securities (including bonds and stocks), physical objects (including all kinds of high-end household goods, luxury consumer goods, handicrafts and collections, as well as housing, vehicles and other commodities), entertainment coupon, membership card, currency or rebate in the form of goods, kickback, non-property interests such as schooling, honor, special treatment, and employment for relatives and friends, traveling, entertaining and personal service to any Representative of the other Party in order to obtain, entice or commence any immediate or future business opportunity with the other Party, regardless of whether such actions are in response to explicit or implicit request of the other Party or the Representatives of the other Party. In the event of a breach of this Article, the non-breaching Party shall be entitled to terminate this Agreement and any other existing business cooperation with the breaching Party.

10.	DEFAULT

The following events shall constitute an event of default of a Party (each an “Event of Default” of such Party):

9.1	The failure of Client to pay an amount under this Service Framework Agreement, if Client is late in paying such amount under this Service Framework Agreement after such amount becomes due and payable, Service Provider has delivered a payment notice to Client and Client fails to pay such amount within five (5) Business Days after the payment notice;

9.2	Any bankruptcy, insolvency, reorganization, liquidation proceedings or other proceedings for the relief of debtors or dissolution proceedings that are instituted by or against such Party and are not dismissed within fifteen (15) days of the initiation of said proceedings;

9.3	Any event or circumstance occurs or exists that has a material adverse effect on the ability of such Party to perform its obligations under this Service Framework Agreement, including but not limited to the ability to return, transfer, repay, or pay any Fees or to provide any of the Services;

9.4	Any representation or warranty made by such Party hereunder proves to be incorrect or untrue in any material respect as of the date of making or deemed making thereof that has a material adverse effect on the ability of such Party to perform its obligations under this Service Framework Agreement;

9.5	Such Party notifies the other Party of its inability to or its intention not to perform its obligations hereunder, or otherwise disaffirms, rejects, or repudiates any of its obligations hereunder; or

9.6	The enactment of any Applicable Laws (including any AML/CTF Requirements, export and import control laws or Sanctions) or the issuance of any order or sanction, in each case that would prohibit the other Party from performing its obligations hereunder.

11.	REMEDIES

10.1	Upon the occurrence and during the continuation of any Event of Default of a Party, the other Party may, in its sole and absolute discretion, by delivering such Party a Written Notice (the “Default Notice”): (1) terminate this Service Framework Agreement with immediate effect; (2) require such Party to repay any amounts due and payable hereunder; (3) power off any or all of the Hosted Servers; or (4) exercise all other rights and remedies available to such Party hereunder, under Applicable Law, or in equity.

12.	TERM AND TERMINATION

12.1.	Term. This Service Framework Agreement shall be effective upon the closing of the transactions contemplated by the Purchase Agreement. This Service Framework Agreement shall have a term (the “Term”) as specified in APPENDIX I and APPENDIX II (if applicable).

12.2.	Termination. This Service Framework Agreement may be terminated prior to the expiry of the Term:

(a)	upon either Party giving a written notice to the other Party if such other Party (i) files in any court or agency pursuant to any Applicable Law, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of such other Party or of its assets, (b) is served with an involuntary petition against it, filed in any insolvency proceeding that is not dismissed within ninety (90) days after the filing thereof, (c) makes an assignment of the assets associated with this Service Framework Agreement for the benefit of its creditors, (d) fails to maintain or renew any material business registration license, approval or permit that is required under any Applicable Law to carry out its normal business, (e) is subject to actual or potential liquidation, winding up, or dissolution, or (f) authorizes or consummates any merger, acquisition, reorganization, consolidation, business combination or similar change-of-control transaction or series of transactions in which in excess of 50% of the voting power of the equity securities of such Party is transferred (other than transfers between affiliates);

(b)	thirty (30) days after Service Provider giving a written notice to Client if (i) the operator of Data Center Facilities for the Hosted Servers have terminated their contracts with Service Provider or operator of are materially unable to continue the provide the relevant services, (ii) Service Provider has failed to find alternative arrangements for the Hosted Servers and (iii) Service Provider has paid to Client a compensation in an amount equal to Monthly Theoretical Hosting Fee;

(c)	thirty (30) days after Client giving a written notice to Service Provider if Client has paid to Service Provider a compensation in an amount equal to Monthly Theoretical Hosting Fee;

(d)	upon either Party giving a written notice to the other Party to terminate pursuant to Article 8.3; or

(e)	upon either Party giving a written notice to the other Party upon the occurrence and during the continuation of any Event of Default with respect to such other Party.

12.3.	Effect of Termination. Upon termination or expiry of this Agreement, without limiting any other provisions set forth in this Agreement:

(a)	Service Provider shall promptly (no later than five (5) Business Days after such termination or expiry):

a.	pay to Client any amounts owed by Service Provider to Client under this Service Framework Agreement;

b.	provide access to any Data Center Facility to retrieve the Hosted Servers, in accordance with Section 4.4 and the removal plan to be submitted by Client to Service Provider; and

c.	return all Confidential Information of Client to Client and delete all electronic copies thereof from its systems.

(b)	Client shall pay all invoiced amounts in accordance with this Agreement (no later than five (5) Business Days after such termination or expiry).

12.4.	Survival. Neither the expiration nor the termination of this Agreement will release either of the Parties from any obligation or liability that accrued prior to such expiration or termination. The following provisions of this Agreement will survive the expiration or termination of this Agreement: Section 6.1, Article 7, Section 12.3, this Section 12.4, Article 13, Article 14, Article 15, Article 16 and such other provisions that by their nature are intended to survive termination or expiration of this Agreement

13.	CONFIDENTIALITY

13.1.	From the date of this Service Framework Agreement until the fifth (5th) year anniversary of the expiry of the Term or the earlier termination pursuant to Article 12.2, each Party hereby agrees that it will, and will cause its Affiliates and its and their respective directors, officers, employees, professional advisors, agents and other Persons acting on their behalf (collectively, “Representatives”) to hold, in strict confidence the terms and conditions of this Service Framework Agreement, all exhibits and schedules attached hereto and the transactions contemplated hereby, including their existence, and all non-public records, books, contracts, instruments, computer data and other data and information, whether in written, verbal, graphic, electronic or any other form, provided by any other Party and its Representatives (except to the extent that such information has been (a) already in such Party’s possession prior to the disclosure or obtained by such Party from a source other than any other Party or its Representatives, provided that, to such Party’s knowledge, such source is not prohibited from disclosing such information to such Party or its Representatives by a contractual, legal or fiduciary obligation to any other Party or its Representatives, (b) in the public domain through no breach of the confidentiality obligations under this Service Framework Agreement by such Party, or (c) independently developed by such Party or on its behalf without violating this Service Framework Agreement) (the “Confidential Information”).

13.2.	Notwithstanding anything to the contrary herein, each Party may disclose the Confidential Information (i) to its Affiliates and its and their respective Representatives so long as such persons are subject to appropriate nondisclosure obligations, (ii) as required by Applicable Law (including securities Laws and applicable securities exchanges rules) or requests or requirements from any Governmental Authority or other applicable judicial or Governmental Order, or (iii) in connection with any enforcement of, or dispute with respect to or arising out of, this Service Framework Agreement, or (iv) with the prior written consent of the other Party.

13.3.	This Article 13 shall survive termination of this Service Framework Agreement.

14.	INJUNCTIVE RELIEF

14.1.	Each Party acknowledges that monetary damages may not provide a remedy in the event of certain breach of such Party’s obligations to this Service Framework Agreement and therefore, in addition to any other rights of the other Party, each Party grants to the other Party the right to enforce this Service Framework Agreement by means of injunction, both mandatory (specific performance) and preventive, without the necessity of obtaining any form of bond or undertaking whatsoever, and waives any claim or defense that damages may be adequate or otherwise preclude injunctive relief.

15.	NOTICES

15.1.	All notices, requirements, requests, claims, and other communications in relation to this Service Framework Agreement shall be in writing, and shall be given or made by delivery in person, by an internationally recognized overnight courier service, by registered or certified mail (postage prepaid, return receipt requested) or electronic mail to the respective Parties at the addresses specified in APPENDIX I or at such other address for a Party as may be specified in a notice given in accordance with this Article 15.1.

15.2.	All such notices and other communications shall be deemed effective in the following situations:

(a)	if sent by delivery in person, on the same day of the delivery;

(b)	if sent by registered or certified mail or overnight courier service, on the same day the written confirmation of delivery is sent; and

(c)	if sent by electronic mail, at the entrance of the related electronic mail into the recipient’s electronic mail server.

16.	GENERAL

16.1.	Liability Cap. Except as required by law or as a result of gross negligence, fraud or willful misconduct of Service Provider, in no event will Service Provider’s liability in connection with the Services or this Service Framework Agreement exceed the total amount of fees and payments Service Provider is entitled to receive under this Service Framework Agreement. Except as required by law or as a result of gross negligence, fraud or willful misconduct of Client or any fees for the services payable by Client in accordance with the terms hereof, in no event will Client’s liability in connection with the Services or this Service Framework Agreement exceed the total amount of fees and payments Service Provider is entitled to receive under this Service Framework Agreement.

16.2.	Entire Agreement and Amendment. This Service Framework Agreement, together with all Services Orders, appendixes, schedules, annexes and exhibits, constitute the full and entire understating and agreement between the Parties with respect to the subject matters hereof, and supersede all other agreements between or among any of the Parties with respect to the subject matters hereof. This Service Framework Agreement may only be amended with the written consent of both Parties.

16.3.	Assignment.

(d)	No Party may assign or transfer any of its rights, benefits or obligations under this Service Framework Agreement to any other Person without the prior written consent of the other party, except that (i) each Party may assign or transfer any of its rights or benefits under this Service Framework Agreement in whole or in part to its Affiliates upon the prior written notice to the other Party, (ii) Client may assign pursuant to Article 6.2 and (iii) Service Provider may freely assign or transfer any of its rights, benefits or obligations under this Service Framework Agreement in whole or in part to its Affiliates or to any third party in connection with the provision of the services hereunder, provided that such assignment or transfer shall not relieve Service Provider’s obligations under this Service Framework Agreement.

(e)	This Service Framework Agreement shall be binding upon and inure to the benefit of each Party to this Service Framework Agreement and its successors in title and permitted assigns. Except as otherwise expressly provided herein, nothing in this Service Framework Agreement shall create or be deemed to create any third party beneficiary rights in any Person or entity not a Party to this Service Framework Agreement. Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) shall not apply to this Service Framework Agreement.

16.4.	Governing Law. This Service Framework Agreement shall be solely governed by and construed in accordance with the laws of Hong Kong, without regard to principles of conflict of laws.

16.5.	Dispute Resolution. Any dispute arising out of or in connection with this Service Framework Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the Arbitration Rules of the Hong Kong International Arbitration Centre (“HKIAC Rules”) for the time being in force, which rules are deemed to be incorporated by reference in this clause. The seat of the arbitration shall be Hong Kong. The tribunal shall consist of three arbitrators. The language of the arbitration shall be English.

16.6.	Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. If, however, any provision of this Service Framework Agreement shall be invalid, illegal or unenforceable under any Applicable Law in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such Applicable Law, or, if for any reason it is not deemed so modified, it shall be invalid, illegal or unenforceable only to the extent of such invalidity, illegality or limitation on enforceability without affecting the remaining provisions of this Service Framework Agreement, or the validity, legality or enforceability of such provision in any other jurisdiction.

16.7.	Counterparts This Service Framework Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile and e-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Service Framework Agreement.

[The remainder of this page is intentionally left blank for signature]

IN WITNESS WHEREOF, the undersigned have executed this Service Framework Agreement on the date first written above.

Signed for and on behalf of Client

Cango Inc.

Signature
Name:
Title:

Signed for and on behalf of Service Provider

Bitmain Development Limited

Signature
Name:
	Title:	Director

APPENDIX I

TERMS OF HOSTING SERVICES

1.	THE HOSTING SERVICE

(i)	Providing data center server rooms, server positions, racks, power load and facilities broad band network and network facilities, security monitoring and other equipment reasonably required for the hosting and storage of the Hosted Servers.

(ii)	Maintaining standard hosting environment for the Hosted Servers in accordance to the conditions set forth in the applicable Service Order.

(iii)	Ensuring safety and security of the Data Center Facility and the Hosted Server.

(iv)	Maintaining stable electrical power supply, network connection and overall conditions of the Data Center Facility in compliance with the Service Order.

2.	SERVICE FEE AND PAYMENT

2.1.	Fee Calculation.

(a) If the Data Center Facility has sub-meter conditions, the Hosting Fee for each Billing Period shall be calculated according to the following formula:

[Redacted]

(b) If the Data Center Facility does not have sub-meter conditions, the Hosting Fee for each Billing Period shall be calculated according to the following formula:

[Redacted]

The number of the Hosting Fee shall be rounded up to 3 decimal places.

2.2.	Notwithstanding anything to the contrary herein, in the event that the actual electricity cost is higher than any agreed Hosting Unit Price between Client and Service Provider, Service Provider is entitled to, in its sole discretion, unilaterally adopt “sleep mode” for the Hosted Servers, in which case any hashrate loss shall not be counted towards the Online Status Ratio calculations. For the avoidance of doubt, when “sleep mode” is adopted for the Hosted Servers, the Client shall solely bear the cost involved.

2.3.	Other Fees. Other fees set forth in the applicable Service Order shall be paid in accordance with such Service Order on a pay-per-use basis.

2.4.	Deposit.

(a)	Payment of Deposit. For each batch of Hosted Servers under the applicable Service Order, Client shall pay to Service Provider the Deposit in accordance with paragraph 3.1 of such Service Order on or before the second (2nd) Business Day after the execution date of such Service Order, except as otherwise agreed by both Parties in the applicable Service Order.

(b)	Unless otherwise stipulated in the Agreement, the Deposit that has been paid by Client shall be returned to Client in full within twenty (20) Business Days from the expiration or termination of this Service Framework Agreement.

2.5.	Prepayment of Hosting Fee. Prepayments of Hosting Fee shall be made by Client to Service Provider as follows:

(a)	Prepayment. For each batch of Hosted Servers under the applicable Service Order, Client shall pay a prepayment to Service Provider in the amount of one (1) month’s Monthly Theoretical Hosting Fee calculated based on the actual quantity of such batch of Hosted Servers powered-on (the “Prepayment”) in accordance with paragraph 4.1 of such Service Order. The initial prepayment shall be made on or before the seventh (7th) Business Day from the email confirmation date for each batch of Hosted Servers as set forth in paragraph 2.1 of the applicable Service Order, except as otherwise agreed by both Parties in the applicable Service Order. The initial prepayment shall be used to set off the Hosting Fee and other relevant fees for the first Billing Period. The Client shall supplement the Prepayment to its full amount before the date of issuing the invoice of the second Billing Period. The Prepayment shall then be used to set off the next Hosting Fee invoice, and Client shall supplement the Prepayment to its full amount before the issuance of the immediately following invoice.

(b)	Return of Prepayment. Service Provider shall return such Prepayment in full to Client within twenty (20) Business Days from the termination or expiration of this Service Framework Agreement.

2.6.	Invoice, Payment and Settlement Mechanism.

(a)	Invoice. Service Provider shall issue the invoice of the Hosting Fee for the previous Billing Period to Client, with the Reconciliation Statement for such Billing Period and the supporting documents proving the Power Consumption for such Billing Period (as Service Provider deems reasonably necessary) as attachments to the invoice.

(b)	Revision Against Objection and Payment. Client shall be entitled to raise to Service Provider any objection to the initial invoice (including its attachments) issued by Service Provider in accordance with Article 2.6(a) within two (2) Business Days upon its receipt of such invoice:

(i)	Except as otherwise agreed by both Parties, in the event that Client raises no objection to the initial invoice or its attachments within the aforementioned period, it shall be deemed that Client has approved the invoice and Client shall pay to Service Provider the Hosting Fee in the invoice within five (5) Business Days after Client’s receipt of the invoice.

(ii)	In the event that Client raises any objection to the initial invoice and/or its attachments within the aforementioned period, the Parties shall diligently and expeditiously cooperate to resolve the discrepancies based on the factors such as Power Consumption, Hosting Fee Ratio and Actual Hosting Unit Price (including Actual Hosting Unit Price after adjustment as agreed in accordance with this Service Framework Agreement, if applicable) within seven (7) Business Days upon Client’s raising of objection (the “Confirmation Period”). Notwithstanding the dispute, the Client should continue paying the full amount of Hosting Fee and other relevant fees for each Billing Period according to each invoice issued by the Service Provider. The Parties shall further cooperate diligently and expeditiously in the subsequent period until the discrepancies are resolved (such period, the “Dispute Period”). After the dispute is resolved, if there is any deficit between the amount Client has already paid for the previous Billing Periods and the settled amount, Client shall pay such deficit. If there is any excess between the amount Client has already paid and the settled amount, Service Provider shall return such excess.

2.7.	Payment Method of Hosting Fee. All payment of Hosting Fee pursuant to this Service Framework Agreement, including any remittance or refund of Hosting Fee, shall be made in accordance with paragraph 4.2 of the applicable Service Order. In the event that the Parties agree for the Client to pay any of its fees under this Service Framework Agreement in Digital Currency, Client shall pay such amount of Digital Currency which, if converted into USD using the spot rate at the time of such payment (the “Return Spot Rate”), would be no less than the amount that the Service Provider would receive in USD. The Return Spot Rate of any such Digital Currency shall be mutually agreed by the Parties in writing. Notwithstanding the above, the Service Provider shall have, at any time, the sole and absolute discretion to determine whether to accept a certain form of Fiat Currency, Digital Currency or other property for payment for any of the fees under this Service Framework Agreement.

2.8.	Late Penalty Interest. Unless otherwise agreed by the Parties in writing, if Client is late in making any payment under this Service Framework Agreement for five (5) Business Days after Client’s receipt of the invoice, including but not limited to the Deposit, the Prepayment, the Hosting Fee, and fails to remedy the full payment within the next Business Day, unless the Service Provider is in breach of this Service Framework Agreement, Client shall be obligated to pay Service Provider late penalty interest at the rate of [Redacted] per day of such late payment calculated starting from the seventh (7th) Business Day after Client’s receipt of the invoice, and Service Provider shall be entitled to deduct such late penalty interest from any payments already made by Client (including but not limited to the Deposit, the Prepayment, etc.).

3.	VOLUNTARY POWER-OFF

3.1.	In the event that the Actual Hosting Unit Price for any Billing Period has been adjusted to the Minimum Hosting Unit Price in accordance with Article 2.2 of APPENDIX I, and the Hosting Fee Ratio has remained at [Redacted] or higher for a consecutive of 24*14 hours in the subsequent Billing Period, Client shall be entitled to give reasonable advance notice to Service Provider to voluntarily power off any or all of the Hosted Servers.

3.2.	Any Power-off Server may remain on rack at the Data Center Facility for a period of fourteen (14) calendar days (exclusive of the first day on which such Power-off Server is powered off, the “Voluntary Power-off Period”), during which period Client shall be entitled to give reasonable advance notice to Service Provider to re-power on such Hosted Server. At the expiration of the Voluntary Power-off Period, the Parties shall negotiate in good faith to use commercially reasonable efforts to mitigate losses, including potential alternative proposals, the cost of implementation of which shall be borne by Client unless otherwise agreed by the Parties in writing.

3.3.	During the Voluntary Power-off Period, Service Provider may, in its sole discretion, power on certain Power-off Servers to fulfill its obligation of the Minimum Power Commitment, the cost of which shall be borne by Client.

4.	TERM

Term. The Service Framework Agreement shall have a Term effective from the date of the closing of the transactions contemplated by the Purchase Agreement (the “Effective Date”) and expiring on the 1.5 anniversary of the Initial Date.

5.	NOTICE

Initial address of each Party for notices:

If to Service Provider:

Address:	[Redacted]

Attn:	[Redacted]

Email:	[Redacted]

If to Client:

Address:	[Redacted]

Attn:	[Redacted]

Email:	[Redacted]

6.	PREVAILING PROVISION

In the event of any discrepancy between the provision of this APPENDIX I and the Service Framework Agreement, the provision in this APPENDIX I shall prevail.

APPENDIX II

TERMS OF OPERATION AND MAINTENANCE SERVICES

It is agreed by the Parties that this APPENDIX II:

☒ is applicable, and forms a part of the Service Framework Agreement.

OR

☐ is NOT applicable, and shall not be a part of the Service Framework Agreement.

1.	THE Operation and Maintenance SERVICE

(i)	Monitoring and reporting the status of the Hosted Servers.

(ii)	Racking and de-racking the Hosted Servers when necessary or in accordance with the instructions of Client.

(iii)	Configuring the Hosted Servers in accordance with the written authorization of Client, including accessing the designated mining pool, setting the server ID, updating the firmware version, etc.

(iv)	Notifying Client of any planned power outage.

2.	SERVICE FEE AND PAYMENT

2.1.	Fee Calculation.

The Operation and Maintenance Fee for each Billing Period shall be calculated as follows:

[Redacted]

The number of the Operation and Maintenance Fee shall be rounded up to 3 decimal places.

2.2.	Invoice, Payment and Settlement Mechanism.

(a)	Invoice. Service Provider shall issue the invoice of the Operation and Maintenance Fee for the previous Billing Period to Client, with the Reconciliation Statement for such Billing Period and the supporting documents proving the Power Consumption for such Billing Period (as Service Provider deems reasonably necessary) as attachments to the invoice.

(b)	Revision Against Objection and Payment. Client shall be entitled to raise to Service Provider any objection to the initial invoice (including its attachments) issued by Service Provider in accordance with Article 2.6(a) within two (2) Business Days upon its receipt of such invoice:

(i)	Except as otherwise agreed by both Parties, in the event that Client raises no objection to the initial invoice or its attachments within the aforementioned period, it shall be deemed that Client has approved the invoice and Client shall pay to Service Provider the Operation and Maintenance Fee in the invoice within five (5) Business Days after Client’s receipt of the invoice.

(ii)	In the event that Client raises any objection to the initial invoice and/or its attachments within the aforementioned period, the Parties shall diligently and expeditiously cooperate to resolve the discrepancies based on the factors such as Power Consumption, Operation and Maintenance Fee Ratio and Actual Operation and Maintenance Unit Price (including Actual Operation and Maintenance Unit Price after adjustment as agreed in accordance with this Service Framework Agreement, if applicable) within seven (7) Business Days upon Client’s raising of objection (the “Confirmation Period”). Notwithstanding the dispute, the Client should continue paying the full amount of Operation and Maintenance Fee for each Billing Period according to each invoice issued by the Service Provider. The Parties shall further cooperate diligently and expeditiously in the subsequent period until the discrepancies are resolved (such period, the “Dispute Period”). After the dispute is resolved, if there is any deficit between the amount Client has already paid for the previous Billing Periods and the settled amount, Client shall pay such deficit. If there is any excess between the amount Client has already paid and the settled amount, Service Provider shall return such excess.

2.3.	Payment Method of Operation and Maintenance Fee. All payment of Operation and Maintenance Fee pursuant to this Service Framework Agreement, shall be made in accordance with paragraph 4.2 of the applicable Service Order. In the event that the Parties agree for the Client to pay any of its fees under this Service Framework Agreement in Digital Currency, Client shall pay such amount of Digital Currency which, if converted into USD using the spot rate at the time of such payment (the “Return Spot Rate”), would be no less than the amount that the Service Provider would receive in USD. The Return Spot Rate of any such Digital Currency shall be mutually agreed by the Parties in writing. Notwithstanding the above, the Service Provider shall have, at any time, the sole and absolute discretion to determine whether to accept a certain form of Fiat Currency, Digital Currency or other property for payment for any of the fees under this Service Framework Agreement.

2.4.	Late Penalty Interest. Unless otherwise agreed by the Parties in writing, if Client is late in making any payment under this Service Framework Agreement for five (5) Business Days after Client’s receipt of the invoice, including but not limited to the Deposit, the Prepayment, the Operation and Maintenance Fee, and fails to remedy the full payment within the next Business Day, unless the Service Provider is in breach of this Service Framework Agreement, Client shall be obligated to pay Service Provider late penalty interest at the rate of [Redacted] per day of such late payment calculated starting from the seventh (7th) Business Day after Client’s receipt of the invoice, and Service Provider shall be entitled to deduct such late penalty interest from any payments already made by Client (including but not limited to the Deposit, the Prepayment, etc.).

3.	TERM

The Appendix II shall have a Term

☒ the same as the Service Framework Agreement and Appendix I.

OR

☐ effective from [ ] and expiring on the [second (2nd)] anniversary of the Initial Date (i.e., [ ]).

4.	PREVAILING PROVISION

In the event of any discrepancy between the provision of this APPENDIX II and the Service Framework Agreement, the provision in this APPENDIX II shall prevail.

APPENDIX III

FORM OF SERVICE ORDER

Date: [●]

Ref. Number: BMEUHS20241105001

This is a Service Order under the Service Framework Agreement effective as of [●] (the “Service Framework Agreement”) between Cango Inc., a corporation incorporated under the laws of the Cayman Islands (File No. 327889), having its registered office at [Redacted] (“Client”) and Bitmain Development Limited, a corporation incorporated under the laws of the [Redacted], having its principal address at [Redacted] (“Service Provider”). Unless otherwise specified, capitalized terms used herein shall have the same meaning as those defined in the Service Framework Agreement.

1.	DATA CENTER FACILITY

The Data Center Facility as described in this Service Order is as follows:

[Redacted]

2.	HOSTING CAPACITY AND HOSTED SERVERS

2.1.	Under this Service Order, the Hosting Capacity provided to Client is as follows, together with the necessary onsite production and living facilities including office rooms, maintenance rooms, canteen, dormitory and toilets. The number of the Hosting Quantity shall be determined based on the calculation of each Hosted Server’s power as [Redacted].

[Redacted]

For avoidance of doubt, the Parties agree and acknowledge that if this Service Order is the first Service Order under the Service Framework Agreement, the estimated power-on date of the first (1st) batch shall be the Initial Date referred to in the Service Framework Agreement.

2.2.	Details of the Hosted Servers hereunder are as follows, subject to the specific model, rated hashrate, rated power and quantity of the Hosted Servers actually delivered to the Data Center Facility:

[Redacted]

3.	SERVICE AND FEES

3.1.	Deposit. Client shall pay to Service Provider the Deposit as set forth below before the execution date of this Service Order.

[Redacted]

3.2.	Fees. The Hosting Fee and the Operation and Maintenance Fee(if applicable) under this Service Order shall be determined according to Article 2 of the APPENDIX I and APPENDIX II and calculated based on the relevant unit price set forth below (as applicable):

[Redacted]

3.3.	Other Fees. Client shall pay the following fees on a per-use basis:

[Redacted]

3.4.	Taxes and Expenses.

Any applicable sales, use, or similar taxes imposed by the relevant taxing authorities in connection with the Services provided under the Service Framework Agreement shall be paid in accordance with the Applicable Law of the jurisdiction where the Services are rendered. Taxes, if applicable, will be added as a separate line item on an applicable invoice, and any disputes regarding tax obligations shall be resolved in accordance with the Applicable Law. If the tax regulation of any applicable jurisdiction(s) related to this Service Framework Agreement change(s), the taxes and expenses may be agreed and confirmed in writing by the Parties.

4.	BILLING AND PAYMENT

4.1.	The Prepayment is estimated to be paid as follows, subject to the quantity of the Hosted Servers powered-on as confirmed by documentation provided by Service Provider:

[Redacted]

4.2.	All payment of Hosting Fee and Operation and Maintenance Fee (if applicable) under this Service Order, including any remittance or refund of Hosting Fee, shall be made:

☒ via wire transfer of immediately available funds in the US Dollars to the bank account of designated by the receiving Party;

☒ via transfer in Digital Currency to the digital wallet address designated by the receiving Party; or

☐ via other methods:                                                                                                            .

4.3.	In the event that any payment under this Service Order is conducted via wire transfer of immediately available funds in the US Dollars, it shall be wired to the account of [Redacted], an affiliate of the Service Provider, in accordance with the following wire instructions:

[Redacted]

[OR

[Redacted].]

5.	TERM AND TERMINATION OF SERVICE ORDER

5.1.	This Service Order shall be effective from the date hereof and expire on the expiry or early termination of the Service Framework Agreement.

5.2.	This Service Order may be terminated prior to its expiry upon mutual agreement in writing of the Parties.

5.3.	Upon expiry or early termination of this Service Order, Service Provider shall promptly:

(a)	in any event no later than six (6) Business Days from the expiry or early termination, issue the invoice of the Hosting Fee and Operation and Maintenance Fee (if applicable) for the unpaid Billing Period, with the Reconciliation Statement for such unpaid Billing Period and reasonable supporting documents proving the Power Consumption for the such Billing Period (where reasonably necessary) as attachments to the invoice in accordance with Article 2.6(a) of the APPENDIX I and Article 2.2(a) of the APPENDIX II (if applicable); and

(b)	issue to Client the updated invoice(s) of the Hosting Fees and Operation and Maintenance Fee (if applicable) for the unpaid Billing Period(s) in accordance with Articles 2.6(b)(ii) of the APPENDIX I and Article 2.2(b)(ii) of the APPENDIX II (if applicable).

5.4.	Settlement of Last Invoice

Client shall make payment(s) to Service Provider to settle the outstanding amount in the invoice for the unpaid Billing Period(s) in accordance with Article 2.6 of the APPENDIX I and Article 2.2 of the APPENDIX II (if applicable).

6.	PREVAILING PROVISION

In the event of any discrepancy between the provision of this Service Order and the Service Framework Agreement, the Appendix I or the Appendix II (if applicable), the provision in this Service Order shall prevail.

[The remainder of this page is intentionally left blank for signature]

IN WITNESS WHEREOF, the undersigned have executed this Service Order on the date first written above.

Signed for and on behalf of Client

Cango Inc.

Signature
Name:
Title:

Signed for and on behalf of Service Provider

Bitmain Development Limited

Signature
Name:
	Title:	Director

APPENDIX IV

FORM OF RECONCILIATION STATEMENT

Hosting Capacity 矿场容量 （MW）	Actual Hosting Quantity 实际托管数量 （Units）	Billing Period 计费周期	Power Consumption 耗电量 (kW)	Online Status Ratio 在线率	Actual Hosting Unit Price 实际托管单价 (US$)	Online Average Hashrate 在线平均算力 (T/s)	Power Loss 电损	Total Hosting Fee 总托管费用 (US$)	Operation and Maintenance Fee (if applicable) 运维费用（US$）

APPENDIX E

NAV ADJUSTMENT MECHANISM

[Redacted]